NOTICE OF 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
SIERRA WIRELESS, INC.
TO BE HELD ON MAY 17, 2018

MANAGEMENT INFORMATION CIRCULAR

DATED April 10, 2018

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual general meeting (the “Meeting”) of holders of common shares (“Shareholders”) of Sierra Wireless, Inc. (the “Corporation”) will be held at the Corporation’s head office at 13811 Wireless Way, Richmond, British Columbia, Canada, on Thursday, May 17, 2018 at 3:00 p.m., Pacific Time, for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2017, and the auditors’ report thereon;

2.	to appoint Ernst & Young LLP, Chartered Professional Accountants, as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

3.	to elect directors for the ensuing year;

4.
to consider and, if deemed advisable, pass an ordinary resolution to approve certain amendments to the Corporation's 2011 Treasury Based Restricted Share Unit Plan and to approve all unallocated entitlements under the 2011 Treasury Based Restricted Share Unit Plan;

5.	to consider and, if deemed advisable, approve an advisory resolution to accept the Corporation’s approach to executive compensation; and

6.	to transact such other business as may properly come before the Meeting.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting.

Only Shareholders of record at the close of business on April 10, 2018 are entitled to receive notice of the Meeting and to vote at the Meeting.

To ensure your representation at the Meeting, return the enclosed proxy, whether or not you plan to personally attend the Meeting.  Sending your proxy will not prevent you from voting in person at the Meeting.  All proxies completed by registered Shareholders must be returned to the Corporation:

•
by delivering the proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Tuesday, May 15, 2018, at 3:00 p.m. (Pacific Time);

•
by fax to the Toronto office of Computershare Investor Services Inc., Attention:  Proxy Tabulation at 416-263-9524 (outside of North America) or 1-866-249-7775 (within North America) not later than Tuesday, May 15, 2018 at 3:00 p.m. (Pacific Time); or

•	by telephone or internet, as instructed in the enclosed form of proxy, not later than Tuesday, May 15, 2018 at 3:00 p.m. (Pacific Time).

Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary.  A more detailed description on returning proxies by non-registered Shareholders can be found on page 2 of the Management Information Circular accompanying this Notice of Meeting.

DATED at Richmond, British Columbia, this 10th day of April, 2018.

By Order of the Board of Directors

David G. McLennan
Chief Financial Officer and Secretary

April 10, 2018

Dear Shareholder:

On behalf of the Board of Directors and Management of Sierra Wireless, Inc. (the “Corporation”), we cordially invite you to attend the annual general meeting of the holders of common shares of the Corporation to be held at our Richmond, British Columbia headquarters located at 13811 Wireless Way, Richmond, British Columbia on Thursday, May 17, 2018 at 3:00 p.m. Pacific Time.

This management information circular (the “Information Circular”) contains a description of business that will be conducted at the meeting, along with materials highlighting our activities and performance during the year.

Your participation in the affairs of the Corporation is important to us.  Should you be unable to attend the meeting, there are instructions included within the Information Circular describing the process for providing your voting instructions to ensure that your voice is heard.  The proxy voting instructions can be found on page 1 of this Information Circular.

We look forward to seeing you at the meeting.

Sincerely,

Jason W. Cohenour	Kent P. Thexton
President and Chief Executive Officer	Chair of the Board

MANAGEMENT INFORMATION CIRCULAR

As at April 10, 2018

GENERAL PROXY INFORMATION

Solicitation of Proxies
This management information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by management of the Corporation for use at the annual general meeting of its shareholders (the “Meeting”).  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Corporation.  All costs of solicitation will be borne by the Corporation.
The Meeting will be held on Thursday, May 17, 2018 at 3:00 p.m. (Pacific Time) at 13811 Wireless Way, Richmond, British Columbia for the purposes set forth in the accompanying Notice of Meeting.  The information contained herein is given as at April 10, 2018 except as otherwise indicated.
In this document, “you” and “your” refer to the shareholders of, and “Sierra Wireless”, the “Corporation”, “we”, “us” or “our” refer to Sierra Wireless, Inc.

Appointment of Proxyholder
The individuals named in the accompanying form of proxy are the Chief Executive Officer (or “CEO”) and Chief Financial Officer (or “CFO”) of the Corporation.  A shareholder has the right to appoint as a proxyholder a person or company (who need not be a shareholder of the Corporation) other than the persons designated in the previous sentence to attend and act on the shareholder’s behalf at the Meeting.  To exercise this right, the shareholder may either insert the name of such other person or company in the blank space provided in the form of proxy or complete and submit another form of proxy.
A person or company whose name appears on the books and records of the Corporation is a registered shareholder.  A non-registered shareholder is a beneficial owner of common shares of the Corporation (“Common Shares”) whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Notice to United States Shareholders
The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada.  Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

Registered Shareholders
A registered shareholder may vote Common Shares owned by it at the Meeting either in person or by proxy.  A registered shareholder who wishes to vote in person at the Meeting need not complete or return the form of proxy included with this Information Circular, as those registered shareholders choosing to attend the Meeting may have their votes taken and counted at the Meeting.  However, to ensure your representation at the Meeting we encourage you to return the enclosed proxy, whether or not you plan to personally attend.  Sending your proxy will not prevent you from voting in person at the Meeting.

A registered shareholder who chooses to vote by proxy can do so using several methods in addition to mailing the enclosed form of proxy.  All proxies completed by registered shareholders must be returned to the Corporation:

•
by delivering the proxy to the Corporation’s transfer agent, Computershare Investor Services Inc. ("Computershare") at its office at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Tuesday, May 15, 2018, at 3:00 p.m. (Pacific Time);

•
by fax to the Toronto office of Computershare, Attention:  Proxy Tabulation at 416-263-9524 (outside North America) or 1-866-249-7775 (within North America) not later than Tuesday, May 15, 2018, at 3:00 p.m. (Pacific Time); or

•	by telephone or internet, as instructed in the enclosed form of proxy, not later than Tuesday, May 15, 2018, at 3:00 p.m. (Pacific Time).
Please review the enclosed form of proxy carefully for additional information and resources for assistance.  To be effective, a proxy form must be received by Computershare no later than 3:00 p.m. (Pacific Time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment of the Meeting.
The Common Shares represented by such shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated by the shareholder on the form of proxy or alternative method of voting on any ballot that may be called for.

Non-Registered Shareholders
We have distributed copies of this Information Circular and accompanying Notice of Meeting to intermediaries for distribution to non-registered shareholders at the Corporation's expense.  Unless a non-registered shareholder has waived its rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder.  In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.
Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of two ways.
Usually a non-registered shareholder will be given a voting instruction form, which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary.  In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by their intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the Internet).
Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary.  This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed.  This form of proxy does not need to be signed by the non-registered shareholder.  In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.
These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares.  Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxy holder and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, should follow the corresponding instructions provided by the intermediary.  In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

Revocability of Proxies
A shareholder may revoke a proxy by delivering an instrument in writing executed by the shareholder or the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney for the corporation, either to the registered office of the Corporation at Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, at any time up to 3:00 p.m. (Pacific Time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting, or if adjourned, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.
A revocation does not affect any matter on which a vote has been taken prior to the revocation.  A shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare as aforesaid at any time up to 3:00 p.m. (Pacific Time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment thereof.
A person duly appointed under a form of proxy will be entitled to vote the Common Shares represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above and such proxy has not been revoked.

Voting of Proxies and Discretionary Authority
Unless specifically directed in the form of proxy to withhold the Common Shares represented by the form of proxy from a ballot or show of hands, the proxies named in the accompanying form of proxy shall vote the Common Shares represented by the form of proxy on each ballot or show of hands.  Where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common Shares will be voted in accordance with the specifications so made.
In the absence of any instructions on the proxy or if such instructions are unclear, Common Shares represented by the form of proxy will be voted IN FAVOUR of each matter identified on the form of proxy, in each case as more particularly described elsewhere in this Information Circular.
The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other matter of business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matter of business.  At the time of the printing of this Information Circular, management knows of no such amendment, variation or other matter which may be presented at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon
Other than as disclosed in this Information Circular, no director or executive officer of the Corporation, past, present or nominated, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors, except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

Interests of Informed Persons in Material Transactions
Other than as disclosed in this Information Circular, no informed person of the Corporation (as that term is defined in National Instrument 51-102 — Continuous Disclosure Obligations), proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or has any material interest, direct or indirect, in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Voting Securities and Principal Holders Thereof
The Corporation is authorized to issue an unlimited number of Common Shares of which, as of the date of this Information Circular, 35,980,133 Common Shares are issued and outstanding as fully paid and non-assessable shares.  The holders of Common Shares are entitled to one vote for each Common Share held.  The Corporation is also authorized to issue an unlimited number of preference shares, issuable in series, of which none are issued and outstanding.
Any shareholder of record at the close of business on April 10, 2018 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or have his Common Shares voted at the Meeting.
To the knowledge of the directors and executive officers of the Corporation, as at the date hereof, no person or company beneficially owns or controls or directs, directly or indirectly, 10% or more of the voting rights attached to the outstanding Common Shares.

BUSINESS OF THE MEETING

1.	Receipt of Financial Statements

The audited consolidated financial statements of the Corporation for the year ended December 31, 2017, including the auditors’ report thereon, are available on SEDAR at sedar.com or on the Corporation’s website at sierrawireless.com/company/investor-information/annual-reports-and-regulatory-filings/.  Copies of such financial statements will also be available at the Meeting. No vote will be taken on the financial statements at the Meeting.

2.	Appointment of Auditors

At the meeting, the Shareholders will be asked to vote on the re-appointment of Ernst & Young LLP ("EY"), Chartered Professional Accountants, as auditors of the Corporation for the ensuing year and to authorize the Board to fix their remuneration.  The term of the auditor shall end at the close of the next annual meeting of the shareholders. EY was first appointed auditor of the Company on May 19, 2016.
The persons named as proxyholders in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the appointment of Ernst & Young LLP, Chartered Professional Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and to authorize the directors to determine the remuneration to be paid to the auditors. A simple majority of the votes cast at the Meeting, whether in person or by proxy, will constitute approval of the resolution to appoint EY as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and to authorize the directors to determine the remuneration to be paid to the auditors.

Audit Fees
For the fiscal years ended December 31, 2017 and 2016 the Corporation paid Auditors fees as follows:

(in United States dollars)	2017	2016
Audit fees	$1,127,400	$827,654
Tax fees	6,200	—
Audit-related fees	—	—

Audit fees for 2017 and 2016 include fees related to the audit of our year-end financial statements, audit of our internal control over financial reporting, review of our interim financial statements, statutory audits, consents and services that are normally provided by our auditors in connection with statutory and regulatory filings or engagements for such year.  Tax fees for 2017 were for tax compliance matters.

3.	Election of Directors

The restated articles of incorporation of the Corporation provide that our Board of Directors (the “Board”) shall consist of a minimum of one director and a maximum of nine directors.  The term of office of each of the present directors expires at the Meeting.  The Board presently consists of seven directors and it is intended that seven directors be elected for the ensuing year.
Each director elected will hold office until the next annual meeting of shareholders of the Corporation or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the By-laws of the Corporation or with the provisions of the Canada Business Corporations Act (“CBCA”).

Majority Voting Policy
The Board has adopted a majority voting policy pursuant to which, in an uncontested election of directors, each director nominee who does not receive a greater number of Common Shares voted in favour of his or her election than Common Shares “withheld” from voting must tender his or her resignation to the Chair of the Board, to take effect on acceptance by the Board. The Governance and Nominating Committee will consider such tendered resignation and make a recommendation to the Board as to the action to be taken with respect to such tendered resignation. The Board will take formal action on the Governance and Nominating Committee’s recommendation no later than 90 days following the date of the shareholders’ meeting and will announce its decision by press release. If the Board declines to accept the resignation, it will include in the press release the reason or reasons for its decision. The director will not participate in the Governance and Nominating Committee or Board deliberations on the resignation.

Advance Notice Provisions
The Corporation’s By-Law No. 1 provides for advance notice of nominations of directors (“Advance Notice Provisions”) in circumstances where nominations of persons for election to the Board are made by shareholders other than pursuant to a requisition of a meeting or a shareholder proposal, in each case made pursuant to the provisions of the CBCA.  The Advance Notice Provisions fix deadlines by which a shareholder must notify the Corporation of nominations of persons for election to the Board as follows: such notice must be provided to the Corporate Secretary of the Corporation (i) in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than 30 days prior to the date of the meeting; provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the meeting was made, notice by the nominating shareholder may be given not later than the close of business on the tenth day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual or annual and special meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth day following the day on which the first public announcement of the date of the meeting was made.  The Advance Notice Provisions also stipulate that certain information about any proposed nominee and the nominating shareholder be included in such a notice in order for it to be valid.  The purpose of the Advance Notice Provisions is to ensure that all shareholders, including those participating in a meeting by proxy rather than in person, receive adequate prior notice of director nominations, as well as sufficient information concerning the nominees, and can thereby exercise their voting rights in an informed manner.  In addition, the Advance Notice Provisions should assist in facilitating an orderly and efficient meeting process.  A copy of the Corporation’s By-Law No. 1 is available on SEDAR at www.sedar.com.
The persons named as proxyholders in the enclosed form of proxy, if not expressly directed to the contrary, intend to vote FOR the nominees listed in the table below under the heading "Director Nominees".  Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. All of the nominees presented for election as directors are currently directors of the Corporation.  All persons nominated were recommended to the Board by the

Governance and Nominating Committee.  The persons nominated and named below are, in the opinion of the Board, well qualified to act as directors and all have confirmed their willingness to serve.

Director Nominees
The following pages set out detailed information on director nominees including:
•place of residence;
•year first elected or appointed as a director;
•age, principal occupation at present and within the preceding five years and whether independent;
•other principal directorships;
•committee memberships and meeting attendance in 2017;
•achievement indicator of minimum share ownership guidelines; and

•	securities held including the number of Common Shares beneficially owned by each director nominee or over which each exercises control or direction, directly or indirectly.

◦
the Common Shares and Restricted Share Units ("RSUs") values at December 31, 2017 were calculated using the closing share price of the Common Shares on the TSX of Cdn$25.70 translated at the spot foreign exchange rate of Cdn$1.00 = US$0.7954 for Canadian resident director nominees and on the NASDAQ of US$20.45 for non-Canadian resident director nominees.

◦
the Common Shares and RSUs values at December 31, 2016 were calculated using the closing share price of the Common Shares on the TSX of Cdn$21.02 translated at the spot foreign exchange rate of Cdn$1.00 = US$0.7439 for Canadian resident director nominees and on the NASDAQ of US$15.70 for non-Canadian resident director nominees.

GREGORY D. AASEN
West Vancouver, British Columbia, Canada
Independent Director since: 1997
Age: 62

Mr. Aasen is a Corporate Director. Prior to his retirement in June 2007, Mr. Aasen was the chief strategy officer at PMC-Sierra, a company which Mr. Aasen was instrumental in founding in 1992. At PMC-Sierra, Mr. Aasen also served as vice president and general manager of the Communications Products division, chief operating officer, and chief technology officer. With extensive experience in the semiconductor industry, Mr. Aasen began his career at Mitel. In 1986, he joined MPR Teltech and later established the Pacific Microelectronic Centre (PMC) which provided the genesis for PMC-Sierra which was spun out of MPR Teltech in 1992. Mr. Aasen received a bachelor’s degree in Electrical Engineering from the University of British Columbia in 1979.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			10/10	100%	None
Human Resources Committee			10/10	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2017	20,477	15,737	36,214	$740,279	14,686	Meets
2016	20,138	8,814	28,952	$452,716	14,686
Change	339	6,923	7,262	$287,563	—

ROBIN A. ABRAMS
Los Altos, California, U.S.A.
Independent Director since: 2010
Age: 66

Ms. Abrams is a Corporate Director. Prior to her retirement, Ms. Abrams gained extensive experience in governance and management of large, publicly traded entities including as the CEO of Zilog, Palm Computing, Inc. and VeriFone. Ms. Abrams has held internationally focused executive positions at Apple and Unisys and has held CEO positions at the following start-up companies: Firefly Mobile, a mobile products company for the youth market and BlueKite, a leading provider of bandwidth optimization software for wireless operators. Ms. Abrams earned her B.A. and J.D. degrees from the University of Nebraska, and she serves on the board of directors of several companies as well as on the board of trustees for the Anita Borg Institute for Women and Technology.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			10/10	100%
HCL Technologies - Bombay Stock Exchange (“BSE”) and National Stock Exchange of India (“NSE”) (Audit and Compensation Committees)
Lattice Semiconductor - NASDAQ ( Nominating and Governance Committee)
FactSet Research Systems Inc. - NASDAQ (Audit, Nominating and Governance Committees)

Audit Committee			8/8	100%
Governance and Nominating Committee			4/4	100%

Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2017	14,709	9,522	24,231	$495,524	17,627	Meets
2016	12,414	4,218	16,632	$261,122	21,886
Change	2,295	5,304	7,599	$234,402	(4,259)

PAUL G. CATAFORD
Calgary, Alberta, Canada
Independent Director since: 1998
Age: 54

Mr. Cataford currently serves as the President and Chief Executive Officer of Zephyr Sleep Technologies, a developer and manufacturer of sleep-related medical devices, an office he has held since April 2010. Previously, he was the President and Chief Executive Officer of University Technologies Inc. (2004 to 2009) and prior to that was Executive Managing Director of BMO Nesbitt Burns Equity Partners Inc. (Private Equity); and Managing Director and President of BCE Capital Inc. (Venture Capital). In addition, Mr. Cataford has served on public and private boards for over 20 years. Mr. Cataford currently serves on the boards of: AGJunction Inc. (TSX - AJX, Audit Committee Chair); Trakopolis IoT Corp. (TSXV - TRAK); and Defence Construction Canada (a Crown Corporation). Mr. Cataford has extensive knowledge and experience in: technology investing; building and scaling technology companies; corporate governance; public/private finance; and financial reporting. Mr. Cataford completed a Mechanical Engineering Degree at Queen's University (1987) and a Masters of Business Administration specializing in finance and international business, at the Schulich School of Business (York University - 1991). Mr. Cataford has received the Institute of Corporate Directors certified designation (ICD.D) after attending the ICD-Rotman Directors Education Program (University of Toronto - 2002).

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			10/10	100%	None
Audit Committee			8/8	100%
Human Resources Committee			10/10	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2017	8,330	11,141	19,471	$398,022	8,782	Meets
2016	7,830	4,218	12,048	$188,392	12,582
Change	500	6,923	7,423	$209,630	(3,800)

JASON W. COHENOUR
Blaine, Washington, U.S.A.
Director since: 2005
Age: 56

Mr. Cohenour is President and Chief Executive Officer of Sierra Wireless and has overall Management responsibility for the Corporation. He joined Sierra Wireless in 1996 as Vice President of Sales, was promoted to Senior Vice President, Worldwide Sales in 2000 and served as Chief Operating Officer from August 2004 to October 2005 leading global sales, marketing and operations activities. Mr. Cohenour was appointed President and CEO of the Corporation in October 2005 and also joined the Board of Directors at that time. He has been active in the development of the wireless data industry since 1988 and was previously Regional Vice President with Ram Mobile Data. He began his wireless career in 1988 with Motorola's Mobile Data Division, where he helped establish Motorola as a leading provider of wireless data solutions. As President and CEO of Sierra Wireless, Mr. Cohenour has been instrumental in building a world-class wireless communications technology company, recognized by global customers as a ‘trusted partner’. Under his leadership, the business has grown from $105 million in revenue in 2005 to over $690 million in 2017 and in the same period the Company has transformed into a global leader in wireless solutions for the Internet of Things.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			10/10	100%	None
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2017	325,528	75,826	401,354	$8,207,689	199,309	Meets
2016	350,939	69,857	420,796	$6,606,497	169,306
Change	(25,411)	5,969	(19,442)	$1,601,192	30,003

CHARLES E. LEVINE
Glen Ellen, California, U.S.A
Independent Director since: 2003
Age: 64

Mr. Levine is a Corporate Director. He is a retired executive who has a track record of developing brands into large businesses, most notably when he was President and Chief Operating Officer of Sprint PCS where he oversaw revenue growth to over $10 billion in four and a half years and at AT&T, where he turned around the Consumer Products and Small Business Market. He has held senior management positions at CAD Forms Technology and Octel Communications (now part of Alcatel Lucent). Mr. Levine was named Marketer of the Year in 1999 by MC Magazine and CEO of the Year in 2001 by Frost & Sullivan for his notable achievements at Sprint. He holds an MBA (Marketing) from the J.L. Kellogg Graduate School of Management-Northwestern University, and a bachelor’s degree in Economics from Trinity College. Mr. Levine also serves on the Boards of several not-for-profit organizations.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			10/10	100%	None
Audit Committee			8/8	100%
Human Resources Committee			10/10	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2017	39,862	9,522	49,384	$1,009,903	17,627	Meets
2016	44,428	4,218	48,646	$763,742	23,838
Change	(4,566)	5,304	738	$246,161	(6,211)

THOMAS SIEBER
Zurich, Switzerland
Independent Director since: 2014
Age: 56

Mr. Sieber is a Corporate Director and also currently serves as the Chairman of the Board of the Swiss utility company Axpo Holding AG, a position he has held since March 2016. Mr. Sieber has extensive experience as a technology industry executive with demonstrated expertise in building pan-European enterprise sales channels.  Mr. Sieber was the CEO of Salt Mobile SA (formerly Orange Switzerland) from 2009 to 2012, where he led a successful turnaround of the business and drove the sale process of the company to a new owner.  He then served as Chairman until the end of 2015. Before joining Orange, Mr. Sieber was Executive Vice President of Sales for Fujitsu Siemens Computers. Mr. Sieber started his career at Hewlett-Packard, advancing to General Manager for Small and Medium Enterprise, EMEA, by the time he left the company in 2001. He studied Business Administration at the University of St.Gallen (HSG) in Switzerland, graduating in 1987.  Mr. Sieber also currently serves on the board of directors of the Swiss software company Garaio AG and the Indian IT services company, HCL Technologies.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			10/10	100%	HCL Technologies - Bombay Stock Exchange (“BSE”) and National Stock Exchange of India (“NSE”)
Audit Committee			8/8	100%
Governance and Nominating Committee			4/4	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2017	32,238	9,522	41,760	$853,992	10,904	Meets
2016	29,943	4,218	34,161	$536,328	10,904
Change	2,295	5,304	7,599	$317,664	—

KENT P. THEXTON
Toronto, Ontario, Canada
Independent Director since: 2005
Age: 55

Mr. Thexton has served as the non-executive Chair of the Board of Sierra Wireless since February 2016.  Since May 2016, he has served as Managing Partner of ScaleUP Ventures Inc., a venture capital fund that targets early stage investments in high growth technology companies in large, growing markets that have begun to show traction. From January 2014 to April 2016, Mr. Thexton was Managing Director of OMERS Ventures, the venture capital investment arm of the OMERS Pension Plan. During his career, Mr. Thexton has spent almost 25 years in both founder and operational management positions at growth companies globally including serving as Chief Data and Marketing Officer and board member at European telecom firm O2 Group plc, which sold to Telefonica S.A. in 2005 for $35 billion. Mr. Thexton has been an active and successful angel investor for a number of years and also founded venture-backed i-wireless, which grew to become a leading US MVNO with over one million subscribers.

Board and Committee Memberships			Meeting Attendance		Public Board Memberships
Board of Directors			10/10	100%	None
Governance and Nominating Committee			4/4	100%
Securities held as at fiscal year end
	Common Shares	RSUs	Total Common Shares and RSUs	Total Value of Common Shares and RSUs (US$)	Options	Minimum Share Ownership Guidelines
2017	17,405	11,709	29,114	$595,142	9,691	Meets
2016	15,837	8,814	24,651	$385,462	14,686
Change	1,568	2,895	4,463	$209,680	(4,995)

None of the nominees for election as a director is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company, including the Corporation, that:

(a)
was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation which, in each case, was in effect for a period of more than 30 consecutive days (each, an “order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)    while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
In addition, none of the nominees for election as a director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.
No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Further Information on Proposed Nominees
For further information relating to the proposed nominees, refer to the section entitled "Directors and Executive Officers" in our Annual Information Form ("AIF") dated March 7, 2018. The information included in this Information Circular is current as of the date of this Information Circular. The AIF is available on our website at sierrawireless.com/company/investor-information/annual-reports-and-regulatory-filings/ or on SEDAR at sedar.com.

Director Attendance and Meetings Held During the Year Ended December 31, 2017
Board members are expected to attend all board meetings and meetings of the committees on which they serve. The following table sets out the attendance, in person and by telephone, of the Board members at Board meetings and Board standing committee meetings held during the year ended December 31, 2017. In 2017, five Board meetings were held in person and five meetings were held by telephone conference.

Board and committee meetings held during the year ended December 31, 2017	Board Meetings Attended	Committee Meetings Attended	Percentage of Meetings Attended
Gregory D. Aasen	10 of 10	10 of 10	100%
Robin A. Abrams	10 of 10	12 of 12	100%
Paul G. Cataford	10 of 10	18 of 18	100%
Jason W. Cohenour	10 of 10	N/A (1)	100%
Charles E. Levine	10 of 10	18 of 18	100%
Thomas Sieber	10 of 10	12 of 12	100%
Kent P. Thexton	10 of 10	4 of 4	100%

(1)
Mr. Cohenour is not independent and is not a member of any Board committee. He attends certain committee meetings in his capacity as President and Chief Executive Officer at the invitation of the respective committee chair.

Committee Memberships and Independence Status of Director Board Nominees
The following table sets out the Board committee memberships and independence status of each director board nominee as of the date of this Information Circular.

Board Committee Composition
Directors	Independent	Audit	Governance and Nominating	Human Resources
Gregory D. Aasen	✓	—	—	Chair
Robin A. Abrams	✓	✓	Chair	—
Paul G. Cataford	✓	Chair	—	✓
Jason W. Cohenour	✗	—	—	—
Charles E. Levine	✓	✓	—	✓
Thomas Sieber	✓	✓	✓	—
Kent P. Thexton	✓	—	✓	—

The Board determined that each director nominee is independent of management except Jason Cohenour who is the President and Chief Executive Officer of the Corporation. All members of the Board committees are independent. For detailed information about how the Board determines director independence, see the section entitled Independence on page 22.

Director Attendance at the 2017 Annual Meeting of Shareholders
The Corporation encourages each member of the Board to attend its annual meeting of shareholders. At our last meeting held May 19, 2017, all of the director nominees attended the meeting.

2017 AGM Voting Results for Directors
The 2017 voting results for directors standing for re-election at the Meeting were announced by the Corporation by press release on May 19, 2017 and are set out below.

Directors	Votes For	% of Votes	Votes Withheld	% of Votes
Jason W. Cohenour	9,593,018	98.55	141,333	1.45
Gregory D. Aasen	9,337,496	95.93	396,555	4.07
Robin A. Abrams	9,616,064	98.78	118,287	1.22
Paul G. Cataford	9,582,958	98.44	151,393	1.56
Charles E. Levine	9,584,032	98.46	150,319	1.54
Thomas Sieber	9,641,694	99.05	92,658	0.95
Kent P. Thexton	9,639,239	99.02	95,112	0.98

4.	Amendment and Restatement of 2011 Treasury Based Restricted Share Unit Plan and Re-Approval of all Unallocated Entitlements Thereunder

Background

The Corporation implemented the 2011 Treasury Based Restricted Share Unit Plan (the “Treasury RSU Plan”) to further the growth and profitability of the Corporation by increasing long-term incentives and encouraging Common Share ownership on the part of employees, independent contractors and outside directors of the Corporation and its subsidiaries.

The Treasury RSU Plan is an important component of the Corporation's overall compensation program and allows the Corporation to attract, hire and retain skilled employees in a highly competitive environment. The granting of Treasury RSU units enables our employees to participate in the long-term growth and performance of the company in alignment with shareholder value creation. Our employee base is expected to grow over time as the Corporation expands both organically and through acquisition. The continued availability of the Treasury RSU Plan will allow us to incent and retain our valued employees as they execute on the longer term vision for the Company.

A summary of the Treasury RSU Plan is included in Schedule A hereto.

At the Meeting, Shareholders will be asked to approve a resolution to amend and restate the Treasury RSU Plan in the form attached to this Information Circular as Appendix A and to approve all unallocated entitlements under the Treasury RSU Plan, in compliance with TSX rules. Among other things, the proposed Amendments provide that the maximum number of Common Shares issuable pursuant to outstanding awards under the Treasury RSU Plan from time to time will not exceed 3.7% of the number of issued and outstanding Common Shares from time to tome. As of April 10, 2018, this Amendment will result in 1,331,265 common shares being subject to issuance under the Treasury RSU Plan.

Approval by Shareholders
Shareholder approval of the Treasury RSU Plan is not required by law but is required by applicable stock exchange rules. The text of the resolution of the shareholders of the Corporation to approve the Treasury RSU Plan and all unallocated entitlements is set forth below:
“BE IT RESOLVED, as an ordinary resolution of the shareholders of Sierra Wireless, Inc. (the “Corporation”), that:

1.
The amendments to the 2011 Treasury Based Restricted Share Unit Plan ("Treasury RSU Plan") shown in Appendix A attached to the Corporation’s 2018 Management Information Circular ("Information Circular") be and hereby are approved;

2.
The unallocated entitlements under the Treasury RSU Plan are hereby approved and the Corporation will have the ability to issue Restricted Share Units which may be settled in Common Shares from treasury until May 17, 2021; and

3.
Any director or officer of the Corporation is hereby authorized and instructed to make any such changes to the Treasury RSU Plan amendments set forth in Appendix A to the Information Circular as such director or officer deems necessary in their discretion to satisfy the intent of the foregoing resolutions.

The persons named in the enclosed form of proxy, if named as proxy, intend to vote FOR the above resolution unless a shareholder has specified in such shareholder’s proxy that such shareholder’s shares are to be voted against such resolution.
In the event that the foregoing resolutions are not passed by the requisite number of votes cast at the Meeting, the Company will not have the ability to settle future RSUs granted under the Treasury RSU Plan in Common Shares issued from treasury, and the Company will only be permitted to grant further unallocated awards under the RSU Plan to be settled in cash. Previously allocated RSUs under the Treasury RSU Plan will continue unaffected by the approval or disapproval of the resolution to approve the unallocated entitlements to be settled in Common Shares issued from treasury under the Treasury RSU Plan. Any RSUs that have been terminated, cancelled or that have expired will be available for re-granting, but will not be able to be settled in Common Shares issued from treasury.

The foregoing resolution must be approved by a simple majority of 50% plus one vote of the votes cast by shareholders.

5.	Advisory Vote on Executive Compensation ("Say on Pay")
The underlying principle for executive pay throughout the Corporation is “pay-for-performance”. We believe that this philosophy achieves the goal of attracting and retaining excellent employees and executive officers, while rewarding the demonstrated behaviors that reinforce the Corporation’s values and help to deliver on its corporate objectives. A detailed discussion of our executive compensation program is provided in the “Compensation Discussion and Analysis” section of this Information Circular on page 34.
After monitoring recent developments and emerging trends in the practice of holding advisory votes on executive compensation (commonly referred to as “Say on Pay”), the Board has determined to provide shareholders with a “Say on Pay” advisory vote at the Meeting. This non-binding advisory vote on executive compensation will provide you as a shareholder with the opportunity to vote “For” or “Against” our approach to executive compensation through the following resolution:
“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Information Circular delivered in advance of the 2018 Annual General Meeting of shareholders of the Corporation.”
As this is an advisory vote, the results will not be binding upon the Board. However, the Board will consider the outcome of the vote as part of its ongoing review of executive compensation. The Board believes that it is essential for the shareholders to be well informed of the Corporation’s approach to executive compensation and considers this advisory vote to be an important part of the ongoing process of engagement between the shareholders and the Board.
The Board unanimously recommends that the shareholders vote FOR the advisory vote on executive compensation and unless instructed otherwise, the persons named in the enclosed form of proxy will vote FOR the advisory vote on executive compensation.

6.	Other Matters
The Corporation knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote the Common Shares they represent in accordance with their judgment on such matters.

CORPORATE GOVERNANCE DISCLOSURE

Key Elements of Corporate Governance at Sierra Wireless

Key Elements	Highlights	Page
Code of Business Conduct and supporting policies	The Board promotes a strong culture of integrity and ethical behavior for directors, management and employees, and we require all directors to certify compliance with our Code of Business Conduct each year	25
Board independence	The majority (86%) of our directors are independent and all board committees comprise independent directors. Our Board Chair, Kent Thexton, is an independent director	22
Director attendance and engagement	All members of the Board are fully engaged in their duties as directors which is demonstrated by 100% director attendance at Board and committee meetings in 2017	16
Board tenure	We use the annual board assessment to inform the GNC's decision to propose director nominees and we have a mandatory board retirement policy requiring directors to retire in the year that they reach age 70	32
Majority Voting Policy	Director nominees not receiving majority approval from shareholders of their nomination must tender their resignations	6
Annual Board and director assessment process	We have a formal annual process for assessment of the Board, its committees and individual directors	28
Director Compensation	Our Board compensation is designed to enable recruitment of experienced and talented directors whose interests are aligned with those of our shareholders. Directors receive annual equity awards consisting of 100% restricted share units and do not receive stock options as of April 1, 2017	54
Director equity ownership	Directors are expected to hold a minimum number of common shares that is no less than an amount equal to 3 times the annual board retainer and all directors are in compliance with the guidelines	43
Board orientation and continuing education	We provide new directors with an intensive orientation to the Company and directors undertake annual development activities sponsored by the Company and other providers of professional development	25
Say-on-pay	We hold an annual advisory vote on executive compensation	19
Board Skills Matrix	The Governance and Nominating Committee maintains a Board skills matrix which is updated annually	29
Board diversity	The Board has a diverse mix of skills, background and experience and has adopted a Diversity Policy including, but not limited to, diversity characteristics such as gender, age, ethnicity, and geography	33
In camera meetings	At every regularly scheduled Board and committee meeting, independent directors meet without management present to provide a forum for open and frank discussion	22

Statement of Corporate Governance Practices
We are committed to corporate governance practices that enhance the interest of our shareholders, employees, customers, suppliers and other stakeholders.  Our corporate governance practices provide a solid basis on which we oversee and conduct the operations of our business.  Some of these practices include:
(a) separating the role of the President and Chief Executive Officer from that of the Chair of the Board;
(b)  conducting in-camera sessions at each meeting of the Board and each Board committee meeting, where Board and committee members meet separately without management present;
(c)  having both the external auditor and the Company’s senior risk management executive report to the Audit Committee; and
(d)  conducting in-camera sessions at each quarterly Audit Committee meeting where committee members meet separately with the external auditor and the senior risk management executive without management present.
At least annually, the Governance and Nominating Committee assesses emerging governance best practices and where appropriate, governance practices are enhanced.
This section discusses our governance approach, policies and practices.  It also describes the role and functioning of the Board and the three standing Board committees.  Our AIF includes the mandates of the Board and the three standing committees of the Board all of which are incorporated by reference herein. The AIF is available on our website at sierrawireless.com/company/investor-information/annual-reports-and-regulatory-filings/ or on SEDAR at sedar.com.
The Corporation is a Canadian reporting issuer with its Common Shares listed on the TSX and the NASDAQ Global Market.  In Canada, we are subject to securities regulations that impose on us a requirement to disclose certain corporate governance practices that we have adopted. Canadian regulations also provide guidance on various corporate governance practices that corporations like ours should adopt. The Corporation also monitors corporate governance developments in Canada and adopts best practices where such practices are aligned with our values and our goal of continuous improvement. Pursuant to an exemption granted by NASDAQ, we are permitted to follow our home country governance regulations with respect to quorum requirements, rather than those set forth by NASDAQ.
Our corporate governance disclosure obligations are set out in National Instrument 58-101 — Disclosure of Corporate Governance Practices, and National Policy 58-201 — Corporate Governance Guidelines and Multilateral Instrument 52-110 — Audit Committees.  These instruments set out a series of guidelines and requirements for effective corporate governance (collectively, the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members.

Board of Directors
The Board oversees our business and the conduct of business by senior management and acts in accordance with the CBCA, the Restated Articles of Incorporation and By-laws of the Corporation, all other applicable statutory and legal requirements, our policies, the written mandate of the Board and Board committees and our Code of Business Conduct.
The Board presently consists of seven directors.  Board size and composition are reviewed annually based on changes in legal requirements, best practices, the skills and experiences required to enhance the Board’s effectiveness and the number of directors needed to discharge the duties of the Board and its committees effectively. The Governance and Nominating Committee has determined that at this time seven directors is the desired Board size for effective decision making. Current information about each of the seven nominee directors can be found on pages 8 to 14 of this Information Circular.

Independence
Acting on the recommendation of the Governance and Nominating Committee, the Board determines whether or not each director is independent.  Based on information provided by each director, the Board considers all of the relationships each director has with the Corporation in light of the independence standards described in section 1.4 of National Instrument 52-110 — Audit Committees.  A director is considered independent only where the Board affirmatively determines that the director has no material relationship with the Corporation. The Board has determined that, of our seven current directors, six directors, or 86%, are independent directors under the standards described in section 1.4 of National Instrument 52-110 — Audit Committees.  Jason W. Cohenour is the Corporation’s President and Chief Executive Officer and is not considered to be independent under these rules.  Each of the Audit, Human Resources and Governance and Nominating Committees consist entirely of independent directors.

Independent Chair
We believe that the separation of the position of President and Chief Executive Officer from that of the Chair of the Board enhances the Board’s independence.  For this reason, our Board is led by a non-executive, independent director, Kent P. Thexton. Mr. Thexton was appointed Chair of the Board on February 4, 2016, replacing Charles E. Levine who was the Chair of the Board from 2007 to 2016. During his tenure as Chair of the Board, Mr. Levine was always an independent director. The Chair of the Board is responsible for the overall leadership and management of the Board.  According to the position description, the key responsibilities of the Chair of the Board include:

•	providing leadership to enhance Board effectiveness;

•	managing the activities of the Board and ensuring coordination among committees of the Board;

•	ensuring that the respective roles of the Board and management are well delineated;

•	acting as a liaison between the Board and management;

•	ensuring that the Board has the information it needs to be effective;

•	ensuring that the Board monitors the achievement of the aims, strategy and policies of the Corporation;

•	representing the Corporation on particular matters identified by the Board or management with stakeholders; and

•	leading by example and setting a high standard of integrity.
Refer to the tables under “Business of the Meeting — Election of Directors - Director Nominees” for information related to director attendance at meetings of the Board and the three standing committees.

In Camera Sessions
It is the practice of the Board for the independent directors to meet without management at each Board and committee meeting.  In 2017, there was an in camera session as part of every regularly scheduled Board meeting as well as every standing committee meeting. During these sessions, the independent directors discuss, among other things, business execution and implementation by management.  The Chair of the Board communicates with management regarding the discussions of the independent directors where appropriate.

Interlocking Directorships

The following directors of the Corporation currently serve together on interlocking Boards:
Robin A. Abrams and Thomas Sieber serve together on the Board of HCL Technologies.

Role of the Board
Board Mandate
The roles and responsibilities of the Board are set out in the Board Mandate, the full text of which is included in our AIF and incorporated herein by reference. The AIF is posted on our website at sierrawireless.com/company/investor-information/annual-reports-and-regulatory-filings/ and can also be found on SEDAR at sedar.com.
The Governance and Nominating Committee is responsible for reviewing and assessing the adequacy of the Board Mandate on an annual basis.
Strategic Planning
Management is responsible for developing the strategic plan, which it presents to the Board each year for approval.  During 2017, the Board held two meetings to specifically discuss the strategic plan and other strategic issues such as corporate opportunities and the main risks facing our business. Performance against the strategic plan and other strategic issues are discussed at each Board meeting.
Risk Management
The Board is responsible for overseeing risk and the risk management process including:

•	ensuring that our principal risks are identified and that appropriate measures are in place to manage those risks;

•	monitoring our risk management process; and

•	seeking assurance that our internal control and management information systems are effective.
The Board has delegated specific risk management responsibilities to the Audit Committee.  The Senior Director, Corporate Reporting and Risk Management reports directly to the Chair of the Audit Committee.  During 2017, the Audit Committee received regular reports from the Senior Director, Corporate Reporting and Risk Management at which time risk management activities were discussed including observations and assessments of the Corporation’s systems of governance, risk management and compliance. In addition, during 2017, the Audit Committee held four meetings during which extensive portions of the agenda were devoted to risk management and related topics. The Audit Committee provides updates on risk management to the full Board as warranted and, in any case, no less frequently than annually.
We use an enterprise risk management process to effectively identify, assess, prioritize and manage risk, and to provide comprehensive reporting to the Audit Committee and the Board.  Our enterprise risk management framework is a broadly focused systematic approach to assessing, analyzing, evaluating, reporting and monitoring significant risks facing the Corporation.
Our enterprise risk management process includes a risk management committee which is chaired by the Senior Director of Corporate Reporting and Risk Management and is comprised of members of the senior management team.  The risk management committee oversees key processes related to the identification, prioritization and mitigation of key risks where applicable.
Internal Controls
The Board and Audit Committee are responsible for monitoring the integrity of our internal controls and management information systems.  The Audit Committee is responsible for overseeing the process for ensuring that the Corporation has effective internal controls, including controls over accounting and financial reporting systems.
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.  During 2017, management evaluated the effectiveness of our internal controls over financial reporting and concluded the internal controls over financial reporting were effective as at December 31, 2017.

During 2017, the Senior Director of Corporate Reporting and Risk Management provided reports, on two occasions, to the Audit Committee on management’s internal control compliance activities.
Management Succession Planning
  The Board is responsible for ensuring that adequate succession planning measures are in place for the CEO. During 2017, the Board met and performed a succession assessment of the CEO.  The Board also reviewed the CEO’s assessment of the succession plans for the Corporation’s senior executives.  The assessment included an analysis of potential CEO successors identified within the organization.  The assessment also included a review of developmental plans where training or experience will be sought for identified succession candidates to enable their successful advancement. More broadly, developing internal talent is a strategic priority for the organization. In order to support our growth initiatives, we recognize the need for a strong bench of internal candidates for every key leadership position. As such, development plans are put in place for high potential and succession candidates.

Position Descriptions
The Board has adopted and approved written position descriptions for the Chair of the Board and the chair of each standing committee of the Board as follows:
•Position Description — Chair, Governance and Nominating Committee;
•Position Description — Chair, Audit Committee; and
•Position Description — Chair, Human Resources Committee.
Each committee chair position description sets out the qualifications to be met to be appointed chair of the particular committee and the responsibilities and specific duties of the chair.
The full text of the position descriptions for the Chair of the Board and for the chair of each of the three standing committees are posted on our website at sierrawireless.com/company/investor-information/board-of-directors-and-governance/.
Chief Executive Officer
The CEO is appointed by the Board and is responsible for managing the affairs of the Corporation.  His key responsibilities include setting the vision for the Corporation, focusing on creating value for shareholders and developing and implementing a strategic plan that is consistent with the corporate vision.
The Board has developed and approved, a position description for the CEO of the Corporation, setting out the duties, roles and responsibilities of the CEO, including the following:

•	developing, implementing and assessing the effectiveness of corporate strategy and business plans;

•	providing executive leadership to the Corporation and achieving the results targeted in the corporate strategy and business plans;

•	representing the Corporation in communications with stakeholders including shareholders, customers, suppliers, partners, employees, governments, regulators, industry, community and others;

•	recruiting, retaining, assessing the performance of and developing a high caliber executive team, key employees and their successors;

•	establishing and maintaining corporate policies and culture, leading by example and setting a high standard of integrity in all aspects of the business; and

•	promoting programs that deliver shareholder value in excess of that of our peers.

Orientation and Continuing Education
The Governance and Nominating Committee provides leadership for the Board’s director orientation and education programs for new members of the Board. In this regard, the Governance and Nominating Committee ensures that each new director fully understands the role of the Board, the Board committees, his or her responsibilities and liabilities associated with being a director of the Corporation and a member of a committee and the nature and operation of the Corporation's business.  This is accomplished by an orientation program that includes meetings with the Chair of the Board, committee chairs, management and, where necessary, with industry subject matter experts to better understand the nature and operation of our business, our products and our corporate governance standards.  New directors are provided with key information about the Corporation along with other information designed to help directors familiarize themselves with our business, our organization, our policies and our operations.
The Governance and Nominating Committee is also responsible for arranging continuing education for directors to ensure that the directors acquire and maintain skills and knowledge relevant to the performance of their duties as directors. Each Board member is expected to ensure that his or her knowledge and understanding of our business remains current.  In 2017 management made regular business update presentations to the Board. In addition to the ongoing reporting on the business, these presentations included information on industry and market developments, competitive positioning and product & service developments. Strategy sessions were also conducted and information provided at these meetings included broad market & industry overviews, market positioning, ecosystem trends, technology landscape and longer term product & service strategy. In addition, Directors hold meetings from time to time in locations where we have operations and as part of those meetings they are able to review our activities first-hand. In addition to these scheduled events, our Directors are invited to tour the Corporation’s facilities and meet with executive and operational management at their convenience.  Directors are encouraged to attend professional development courses and seminars in order to enhance their skills as directors, at the Corporation’s expense. In 2017, one or more of the directors attended courses and seminars covering the following topics: cyber security; risk management and strategy; board governance practices; global markets and governance; semiconductor market forces; revenue recognition; capital allocation and shareholder activism.

Ethical Business Conduct
A strong culture of ethical business conduct is essential to governance.  We are committed to conducting business ethically, honestly and in full compliance with all applicable laws and regulations, including anti-bribery and corruption laws and regulations.
Code of Business Conduct
The Board has a written Code of Business Conduct (the “Code”) which sets out the standards of business practice and principles of behaviour with which we expect every director, officer, employee and contractor of the Corporation and its subsidiaries to comply.  The Code describes our commitment to conducting business in accordance with the highest standards of business conduct and ethics and is designed to work in conjunction with our other key policies including the Corporation's:
•Procedures for Reporting Concerns to the Audit Committee;
•Insider Trading Policy;
•Disclosure Policy;
•Privacy Policy;
•Information Security Policy;
•Anti-Bribery and Corruption Policy;
•Anti-Hedging Policy for Directors and Officers;
•Harassment and Discrimination Prevention Policy; and
•Confidentiality and Conflict of Interest Agreements executed by each employee.

Each director, officer, employee and contractor of the Corporation executes our Conflict of Interest Agreement and Confidentiality Agreement and acknowledges in writing that they have read, understood and agree to comply with our Code of Business Conduct at the time of first hire or engagement.  In addition, each year, all employees and directors are required to confirm that they are following the Code.  The compliance process is enhanced by regular employee training and awareness sessions held at our main business locations.
The Code includes our expectations of conduct in the following areas:
•complying with the law and conducting business with integrity;
•avoiding conflicts of interest;
•use of corporate property including electronic devices;
•confidentiality; and
•accuracy of records and report.
The full text of the Code is filed on SEDAR at sedar.com and is posted on our website at sierrawireless.com/company/investor-information/board-of-directors-and-governance/.
Code Compliance and Monitoring
The Code is reviewed annually by the Governance and Nominating Committee.  Updates, if any, are submitted to the Board for approval.  The most recent update to the Code was approved by the Board in May 2017.  The Board has delegated oversight of compliance with the Code to the Audit Committee.
In accordance with the Code and the CBCA, each director and officer is required to disclose to the Corporation, in writing, the nature and extent of any interest he or she has in each material contract or material transaction made or proposed with the Corporation.  Our Code requires that each director and officer make this disclosure in an appropriate and timely manner, as required by law.  In accordance with the CBCA, the director who is required to make such a disclosure may not vote on any resolution to approve the contract or transaction, except in certain, limited circumstances.
The Code requires that all suspected or potential violations of the Code must be reported to the appropriate person.  Reports can be made orally, in writing, or by utilizing the Corporation’s business conduct helpline, which provides individuals with the option of making an anonymous report if desired and also provides for direct access to the Chair of the Audit Committee.  Questions regarding the Code may be addressed to any member of senior management.  Violations of the Code will not be tolerated and the Code describes the sanctions for its violation.  Reports of violations of the Code are monitored by the Audit Committee and reviewed quarterly in accordance with the Audit Committee’s mandate.
The integrity of our financial information is of paramount importance.  The Corporation’s Procedures for Reporting Concerns to the Audit Committee set out the procedures to address any complaints by employees of the Corporation concerning our accounting practices, internal controls or auditing matters and includes direct reporting (openly or anonymously) to the Chair of the Audit Committee. Any concerns related to these matters are monitored by the Audit Committee and reviewed quarterly in accordance with the Audit Committee’s mandate.
For the financial year ended December 31, 2017, no waivers from the Code were requested by any director or executive officer and, accordingly no material change reports were filed in this regard.
Anti-Bribery and Corruption Policy
Our Anti-Bribery and Corruption Policy sets out our commitment to full compliance with Canada’s Corruption of Foreign Public Officials Act (“CFPOA”), the U.S. Foreign Corrupt Practices Act (“FCPA”), the UK Anti-Bribery Act and any local anti-bribery or anti-corruption laws that may be applicable. This Policy supplements the Code of Business Conduct and provides guidelines for compliance with the CFPOA, FCPA, and other relevant laws world-wide along with definitions of bribery and corruption. Prior to the introduction of this policy in 2016, the key attributes had been incorporated directly into the Code.

Anti-Hedging Policy for Directors and Officers
Our Anti-Hedging Policy for Directors and Officers prohibits directors and officers from engaging in any kind of transaction, or purchase of any kind of financial instrument, that is designed or would have the effect of hedging the value of equity or other securities granted to, or held by such person or that could reduce or limit such person’s economic risk with respect to such person’s holdings, ownership or interest in or to any equity or other securities of the Company, including without limitation outstanding stock options, restricted share units, or other compensation awards the value of which are derived from, referenced to or based on the value or market price of securities of the Corporation.
Disclosure Policy
We are committed to communicating openly and in a timely manner with shareholders, employees and the public.  Disclosure practices are monitored by the Corporation’s disclosure committee comprised of the CEO and the CFO.  The disclosure committee is responsible for:

•	reviewing all news releases and public filings containing material information prior to their release and ensuring the information is timely, informative and accurate;

•	ensuring that information is disseminated in accordance with all applicable legal and regulatory requirements;

•
evaluating the design and effectiveness of our disclosure controls and procedures to ensure that they continue to provide reasonable assurance that information is gathered accurately and on a timely basis; and

•	reviewing and updating the disclosure policy, if necessary, and reporting to the Governance and Nominating Committee.
Our website has information for shareholders, investment analysts, the media and the public.  Our CEO and CFO meet regularly with investment analysts and investors via numerous means including conference calls, speaking engagements at conferences and one-on-one meetings.
Executive Compensation Clawback Policy
In April 2017, the Board approved the Corporation's Executive Compensation Clawback Policy which allows the Corporation to recover performance-based compensation from the Corporation's executives, including all vice-presidents, senior vice-presidents and C-level executives, in the event of a restatement of the Corporation's previous financial results (other than a restatement caused by a change in applicable accounting rules or interpretations), the result of which is that if any performance-based compensation paid, whether cash or equity based, would have been a lower amount had it been calculated based on such restated results, then the policy allows the corporation to recover the difference.

Compensation
In consultation with the Chair of the Board, the Human Resources Committee annually reviews the compensation of the Board.  The Committee regularly consults with third party consultants to determine compensation that is commensurate with the nature of the Corporation’s business, the risks associated with Board membership, the mandates of Committees and their members along with the additional responsibilities placed upon the Chair of the Board and the chairs of our standing committees.
Refer to the section entitled “Director Compensation” of this Information Circular for additional information on compensation received by members of the Board of Directors in 2017.

Committees of the Board
The Board carries out its responsibilities directly and through its committees, which make recommendations to the Board for approval.  The Board has three standing committees, all of which are comprised of independent directors:
•the Governance and Nominating Committee;
•the Human Resources Committee; and
•the Audit Committee.
Governance and Nominating Committee
The Governance and Nominating Committee (the "GNC") is comprised of three independent directors: Ms. Abrams (Chair of the Committee), Mr. Thexton and Mr. Sieber.
Working with the Chair of the Board, the GNC annually completes an assessment of Board, Board Committee, Chair of the Board and individual Board Member effectiveness employing questionnaires to which individual Board members respond (collectively the "Effectiveness Survey"). The Effectiveness Survey is compiled and scored by an independent service provider (the "Service Provider"), engaged by the GNC. The Effectiveness Survey consists of 3 parts:

•	Board and Board committee effectiveness

◦	Each director scores each board committee and the entire Board across a number of parameters, scores are aggregated and benchmarked by the Service Provider for analysis by the GNC.

◦	Each director responds to a questionnaire and responses are aggregated by the Service Provider for analysis by the GNC.

◦	The Chair of the Board interviews each of the directors and prepares a report for the GNC.

•	Chair of the Board effectiveness

◦
Each director scores the Chair of the Board across a number of parameters and the Service Provider aggregates results and provides a report to the GNC Chair and the Human Resources Committee Chair for analysis and further action.

•	Individual director effectiveness - 360 degree analysis

◦	Each director scores each other director's effectiveness across a number of parameters and the Service Provider aggregates results and provides a report to each director.

◦	The Chair of the Board interviews each director.
The results of the Effectiveness Survey are reviewed individually with the Board Chair, each Board committee chair and the Board as a whole, and corrective actions are taken as necessary. After completing the 2017 Effectiveness Survey, the GNC and the Board believe that the size and composition of the Board, as well as the mix of talents, depth of experience and skills represented by Board members are well suited to the Corporation's current circumstances and its needs for sound governance, effective decision-making and efficient operation of its Board.
On a periodic basis, the GNC reviews the credentials, background, experience and skills of the Board and compares this with the needs of the Company after reviewing: Company strategy, regulatory requirements, Board tenure and committee rotation. Should the GNC determine the Corporation requires changes to the Board membership, a recommendation is made to the Board and the GNC begins a recruiting process.  In 2017, the GNC determined that it would be prudent for the Company to be proactive in identifying potential candidates as future director nominees in light of changing technology, governance requirements and future Board changes. As a result, in early 2018 a recommendation was made to the Board to begin a recruiting process. As of the date of this document, the recruiting process is in the early stages.

The process to nominate a new Director begins with the GNC creating a candidate specification which, once approved by the Board, forms the basis for the recruiting strategy - either the selection of a recruiting firm or a Company staffed search. The next step is the creation of a "long-list" of candidates which takes into consideration knowledge of the industry and business, professional background of the individual and how that would fit with the competencies and skills of the existing directors, the integrity of the candidate, corporate governance experience, the ability to make the appropriate time commitment, background, race, age and gender. The Board seeks candidates to fill gaps in skills which are identified as a result of a Board skills matrix which is reviewed and updated annually by the GNC in consultation with all members of the Board. The matrix below shows the Board's mix of skills based on information provided by individual directors.

Summary of Independent Director Qualifications and Experience	Aasen	Abrams	Cataford	Levine	Sieber	Thexton
Industry-related skills
Wireless Communications Industry Experience	✓	✓	✓	✓	✓	✓
International Business Experience - Asia	✓	✓
International Business Experience - Europe	✓			✓	✓	✓
Network Operator Experience				✓	✓	✓
Customer Segments:
Automotive
Mobility		✓		✓	✓	✓
Enterprise		✓			✓
Industrial

Subscriber Identification Module (SIM)
IoT						✓
Big Data						✓
Semi-conductor	✓	✓
General Business Skills
Human Resource Management and Compensation	✓			✓		✓
Product Development & Marketing	✓	✓		✓	✓	✓
Sales & Distribution	✓	✓	✓	✓	✓	✓
Supply Chain & Manufacturing	✓				✓
Public Company Experience	✓	✓	✓	✓	✓	✓
Board and Committee Governance	✓	✓	✓	✓	✓	✓
Financial Literacy	✓	✓	✓	✓	✓	✓
Mergers & Acquisitions/ Organizational change	✓	✓	✓	✓	✓	✓
Strategy Development	✓	✓	✓	✓	✓	✓
Executive level responsibility for Company Growth	✓	✓		✓	✓	✓

During 2017, the GNC met four times and, among other things, completed the following activities:

•	reviewed the mandate of the GNC and modified the work plan;

•	reviewed the position descriptions of the Chair of the Board and Board committee Chairs;

•	completed the Effectiveness Survey process as described above;

•	prepared an updated Board skills matrix to identify gaps in director skillsets which may be addressed in the planned Board recruitment process;

•	reviewed the Corporation’s Code of Business Conduct and other significant corporate policies including the Disclosure Policy and the Insider Trading Policy;

•	reviewed management's determination of the Corporation's Foreign Private Issuer status; and

•	met with Canadian and United States counsel to discuss regulatory compliance, trends and best practices in corporate governance.
The specific responsibilities, powers and operation of the Governance and Nominating Committee are set out in its mandate which can be found on the Corporation’s website at sierrawireless.com/company/investor-information/board-of-directors-and-governance/.
Human Resources Committee
The Human Resources Committee ("HRC") is comprised of three independent directors: Messrs. Aasen, Cataford and Levine.
The HRC is responsible for determining the executive compensation programs for all directors and executive officers of the Corporation, except for the CEO, whose compensation is approved by the Board.  The HRC is also responsible for certain aspects of the compensation programs for non-executive employees such as stock-based compensation.  The HRC also reviews the position descriptions and development plans for senior management, ensuring that the Corporation has in place succession plans to maintain a strong management talent pipeline for the future.
The Mandate of the HRC prohibits a director from serving as a member of the Committee if that director has been, in the past three years or is currently, part of an interlocking directorate in which he or she serves on the compensation committee of another company and any director of the Corporation is an employee of such other company.  The mandate of the HRC requires that a non-management executive session be held at each regularly scheduled meeting.
Current members of the HRC are well versed in contemporary executive compensation programs and issues.  All three members have extensive experience in executive compensation matters, including involvement in compensation matters of other public companies.  This experience allows the Committee to understand current best practices, risk reduction strategies, legal framework and disclosure obligations related to executive compensation.
During 2017, the Committee met 10 times and, among other things, completed the following activities:

•	reviewed the CEO’s position description and senior executive organization structure;

•	reviewed the development plans of senior management;

•	managed the 360 degree assessment process for the CEO;

•	provided oversight of the process to review executive and board compensation;

•	analyzed the results of the compensation studies and determined remuneration for directors and executives;

•	reviewed and recommended for approval to the Board the CEO's compensation;

•	determined the quarterly and annual incentive plan targets and objectives for executives;

•	reviewed and approved quarterly and annual achievement of incentive plan targets;

•	developed and recommended for approval to the Board a new performance-based share unit ("PSU") plan; and

•	determined stock based compensation grants and oversaw the administration of the stock-based compensation program.
The specific responsibilities, powers and operation of the HRC are set out in its mandate, a copy of which can be found on the Corporation’s website at sierrawireless.com/company/investor-information/board-of-directors-and-governance/.

Audit Committee
The Audit Committee is comprised of four independent directors: Ms. Abrams and Messrs. Cataford, Levine and Sieber, all of whom are independent directors as defined in NI 52-110. The Board of Directors has determined that Ms. Abrams; Mr. Cataford; Mr. Levine and Mr. Sieber are all Audit Committee financial experts within the meaning of General Instruction B(8)(b) of Form 40-F. The Securities and Exchange Commission (“SEC”) has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee or board of directors who do not carry this designation or identification, or affect the duties, obligations or liabilities of any other member of the audit committee or board of directors.
The Mandate of the Audit Committee describes the key functions of the Committee including review of the Corporation’s financial statements and statutory filings, recommendation and management of the Corporation’s external auditors, monitoring of our internal control and risk management programs, and monitoring of compliance with several of our policies.
During 2017, the Committee met eight times and, among other things, completed the following activities:

•	reviewed the Committee’s mandate to ensure that the mandate reflects leading practices for Audit Committees and to ensure that meeting agendas covered all relevant topics;

•	assessed the performance, independence and financial literacy of the Committee members, along with Committee effectiveness;

•	completed quarterly private meetings with the external auditors without management being present;

•	reviewed the performance, independence, internal controls, partner rotation and fees of the external auditors;

•	on a quarterly basis approved quarterly financial disclosure including financial statements, MD&A, and guidance;

•	engaged with management and the external auditors with regard to significant estimates and areas of judgment regarding accounting principles and financial statement presentation including:

◦	inventory reserves and purchase commitments;

◦	warranty reserves;

◦	carrying value of goodwill and intangibles;

◦	purchase price adjustments recorded related to the acquisitions of the GNSS business of GlobalTop Technology Inc. and Numerex Corp.;

◦	contingent royalty reserves;

◦	accounts receivable and allowance for doubtful accounts; and

◦	litigation provisions.

•	reviewed and recommended for approval to the Board, annual financial disclosure including financial statements and MD&A;

•	reviewed reports from the external auditors;

•	reviewed the adequacy of the Corporation’s internal controls and disclosure procedures along with management’s activities undertaken to assess internal controls and disclosure controls;

•	reviewed the activities and adequacy of the Corporation’s risk management program, delivering updates on identified risks and mitigation plans to the Board;

•	determined and approved remuneration of the Corporation’s external auditors;

•	completed private meetings with the Corporation’s senior risk management executive without management being present;

•	reviewed the Company’s anti-fraud programs and provided oversight for the Company’s ethics compliance activities including the Company’s “whistleblower” hotline; and

•	at least quarterly, provided the Board with an update on the Committee's activities.
Of the eight meetings held in 2017, four were "off-cycle" meetings which were held specifically to address relevant risk management, internal control and financial reporting topics. During these meetings, management presented reports and updates to the Audit Committee on the following topics:
•product security initiatives;
•information security initiatives and "cyber" risks;
•foreign exchange risk and hedging strategy;
•capital allocation;
•the impact of various regulatory changes;
•emerging business risks;
•the process for implementation of the new accounting rules for revenue contracts; and

•	taxation changes including the impact on the Company of the U.S. Tax Reform Act of 2017.
Further disclosure concerning the composition, responsibilities, powers and operation of the Board’s Audit Committee and the relevant education and experience of the members of the Audit Committee, including a copy of the Committee’s mandate, is set out in the Corporation’s AIF under the heading “Audit Committee”.  The AIF is available on our website at sierrawireless.com/company/investor-information/annual-reports-and-regulatory-filings/ or on SEDAR at sedar.com.
Other Committees
The Governance and Nominating Committee, the Human Resources Committee and the Audit Committee are the only standing committees of the Board.  From time to time the Board creates special committees charged with specific activities that are relevant in discharging the Board’s overall responsibilities.  In the recent past, such special committees have been struck for such matters as the preliminary review of strategic opportunities and evaluation of certain risk areas.  Special committees are comprised of directors based on their personal and professional experience to address the task at hand.

Director Tenure
The Corporation does not impose arbitrary director terms limits as a way to retire non-performing directors. The Board is concerned that such limits may serve to remove high performing directors as well as directors with unique and critical skill sets based solely on tenure. Instead the Board:

•	has implemented a policy of mandatory retirement at age 70 for all Board members;

•
has a rigorous process of annual Board peer evaluations that allow the Board (or in the case of the evaluation of the Chair of the Board, the Chairs of the GNC and HRC) to have a clear understanding of each director's contribution before recommending a list of nominees for shareholder approval;

•
ensures that, in choosing prospective directors, it is focused appropriately on skills and experience critical to the Board's responsibilities, including assessing and providing input on the Corporations strategic and operating activities; and

•	has implemented from time-to-time a rotation of Committee membership, Chair of the Board appointment and Committee Chair appointments.

Diversity Policy
In early 2015 the Board approved and the Corporation implemented a Board Diversity Policy (the "Board Diversity Policy"). A copy of our Board Diversity Policy can be found at sierrawireless.com/company/investor-information/board-of-directors-and-governance/.
In creating an effective Board, the Corporation identifies, nominates and retains high quality directors. The Board considers the level of representation of women on the Board as a way to increase overall Board effectiveness. The Board also considers other diversity considerations including: background, ethnicity and age. For new director searches, the Board Diversity Policy requires that the candidates include candidates from diverse backgrounds generally and multiple women candidates in particular.
The GNC reviews the Board Diversity Policy annually and assesses the effectiveness of the existing procedures for Board appointments in terms of achieving the Corporation’s overall goals for good governance, including objectives for Board diversity.
At this time, the Corporation has not adopted a target or quota regarding the number of women on the Corporation’s Board or in executive officer positions. However, as part of the previously mentioned search process to nominate a new director in 2018, the GNC has determined that a primary objective of the search process will be to increase the number of women who serve on the Board.
The Corporation recognizes the value of increasing the level of diversity at both the Board and in executive officer positions and has adopted an executive diversity policy (the "Executive Diversity Policy"). The Executive Diversity Policy, among other things, requires that for each selection process for executive appointments a target of 25% of the shortlisted candidates will be women and/or persons from ethnic minorities. Under the Executive Diversity Policy, the Corporation is taking the following steps to increase the representation of women and persons from ethnic minorities in executive roles:

•	Proactively identifying high potential women and persons from ethnic minorities as part of executive management succession planning;

•	Implementing development plans related to current opportunities for high potential women and persons from ethnic minorities; and

•	Developing a mentoring program that matches high potential employees including aspiring women and persons from ethnic minorities with executive mentors.
Under the Executive Diversity Policy the HRC is charged with assessing the effectiveness of the procedures for executive appointments in terms of achieving the Corporation's goals for diversity.
One member of the board out of seven is a female and represents 17% of our independent directors proposed for election at the 2018 annual general meeting. The Corporation currently has no female executive officers.

Corporate Social Responsibility
In 2017 we published our first annual Corporate Social Responsibility progress report and presented the sustainability principles which we are committed to and which we are integrating into our business. In the report we acknowledged our responsibility to work towards a better, more sustainable future from the manufacturing floor to the boardroom and demonstrated the ways in which we are honoring our commitment to integrate environmental sustainability and positive social impacts throughout our business. We are committed to working with vendors, partners and our team members to bring prominence to social responsibility in the IoT industry. We will continue to more formally develop our goals as part of our recognition that our commitment to improving our corporate responsibility and refining our sustainability approach are essential components of our long-term growth.

COMPENSATION DISCUSSION AND ANALYSIS

This discussion explains all the significant elements of compensation awarded to, earned by, paid to, or payable to our named executive officers (“NEOs”) for the most recently completed year.  National Instrument 51-102 — Continuous Disclosure Obligations defines an NEO as:

(a)	the chief executive officer of the Corporation;

(b)	the chief financial officer of the Corporation;

(c)
the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of, or during, the most recently completed financial year, whose total compensation was individually, more than $150,000 for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

The Corporation’s NEOs for the fiscal year ended December 31, 2017 were:

1.	Jason W. Cohenour, President and Chief Executive Officer;

2.	David G. McLennan, Chief Financial Officer;

3.	A. Daniel Schieler, Senior Vice President and General Manager, OEM Solutions;

4.	Rene F. Link, Chief Marketing Officer and Senior Vice President Strategy; and

5.	Philippe Guillemette, Chief Technology Officer.

Responsibility for Executive Compensation Programs
The Human Resources Committee is responsible for maintaining the integrity of our executive compensation programs, reviewing and approving the annual base salary for the Corporation's NEOs as well as short-term and long-term incentive compensation programs (with the exception of the CEO's compensation which is reviewed and approved by the Board of Directors).
The Committee is comprised of three independent directors: Messrs. Aasen, Cataford and Levine. All three members of the Committee have compensation governance experience.
The incentive plans are typically awarded in the form of cash and equity-based compensation arrangements, are based on the competitive practices of comparable companies and serve to align the interests of the NEOs with those of the Corporation’s shareholders.  The Human Resources Committee undertakes a comprehensive review of compensation plans for the Corporation’s NEOs and professional consultants are regularly engaged to assist the Human Resources Committee in such reviews. These consultants utilize published compensation surveys and peer group data to develop comparable compensation benchmarks and advise the Human Resources Committee on the amount and structure of NEO compensation arrangements. The Committee considers the consultants’ recommendations in its executive compensation determinations.
Compensation for the Chief Executive Officer ("CEO") is recommended to the Board of Directors by the Human Resources Committee.  The Committee’s recommendation is reviewed, modified as appropriate, and ultimately approved by the Board of Directors.
Compensation levels for the other NEOs, and other members of the executive team, are recommended to the Human Resources Committee by the CEO.  The CEO’s recommendations are reviewed, modified as appropriate, and ultimately approved by the Human Resources Committee.  Non-executive compensation is generally determined by managers of the Corporation.

Administration of equity-based long term incentives including stock option, restricted share unit and performance based share unit awards is the responsibility of the Human Resources Committee and is governed by the Corporation’s Procedures for Granting Equity Awards, which has been approved by the Board of Directors.
Our performance based short-term cash incentives are based on a mixture of management objectives, as well as financial metrics, whose measurement is subject to the internal control framework of the Corporation.
The Human Resources Committee acknowledges its oversight role in the design of compensation programs and as such has given consideration to certain risks inherent in the design of the Corporation's compensation programs and, specifically, the compensation programs for the executive management of the Corporation.  One such risk is that incentive programs, in the absence of certain controls, may encourage performance in a particular category that may impair performance in other categories. The following features of our NEO compensation program have been designed and implemented to reduce risk:

•
the Human Resources Committee can use its discretion in unusual circumstances to modify performance-based compensation in the event that the performance of the executive does not adequately reflect the pre-defined objectives of the program;

•
the objectives upon which the short-term cash incentive performance-based compensation is based are directly tied to the Board approved strategy and business plan for the Corporation.  The objectives are a mix of shorter term objectives (such as the achievement of revenue and operating income targets) and longer term objectives (such as initiatives to solidify the leadership position in OEM Solutions, grow Enterprise Solutions and IoT Services, and build a scalable company - including systems, processes, quality and infrastructure). There is frequent oversight of the program.  Performance relative to the financial metrics and the non-financial objectives are reviewed and approved quarterly by the Human Resources Committee;

•	The earned amount of our performance based Share Units will be calibrated to the relative performance of the Corporation's shares to that of a benchmark technology index;

•	the compensation program is materially similar from one executive to another throughout the Corporation and its subsidiaries; and

•	the compensation program contains maximum limits, beyond which, awards are capped.
The Corporation's CEO and CFO are subject to the clawback provisions contained in Section 304 of the Sarbanes Oxley Act. In addition, effective April 2017, the board of directors approved an Executive Compensation Clawback Policy that contemplates the recovery of excess performance-based compensation from current or former executives in the event of a restatement of financial statements, or a malfeasance event.
The Board does not intend to modify the methodology used to establish the NEO compensation levels for the ensuing year other than normal course updates of financial and non-financial targets.
The Company has adopted an Anti-Hedging Policy that prohibits NEOs or directors from purchasing derivative financial instruments including, for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Objectives
Our executive compensation program is designed to compensate executives in ways that promote outstanding performance, as well as attract and retain talented executives on a global basis.  The achievement of our compensation objectives is consistent with compensation practices in the marketplace in which we compete for talent and does so in a way that does not promote undue risk-taking.
It is our belief that NEO compensation should be tied to the creation of long-term value and that incentives should reward performance without encouraging undue risk-taking.  A significant portion of our NEOs' total direct compensation is “at risk” and tied closely to the success of meeting or exceeding the Corporation’s short and long-term objectives.  “At risk” means that the executive will not realize value unless specified goals, which are directly tied to the Corporation’s performance, are achieved.  In 2017, these performance goals, and resulting compensation awards, were largely focused on our key business drivers.
Our objectives regarding compensation are to:

•	attract and retain experienced, qualified, capable executives by paying compensation packages that are competitive in the markets in which we compete for executive talent;

•
motivate short and long-term executive performance with cash incentives tied to the achievement of quarterly and annual goals set in the Board approved business plan.  In 2017, these goals included initiatives to solidify the leadership position in OEM Solutions, grow Enterprise Solutions and IoT Services, and build a scalable company - including systems, processes, quality and infrastructure; and

•
align our executives’ interest with those of our shareholders by providing our executives with equity-based compensation and requiring them to comply with minimum share ownership guidelines resulting in a sustained ownership position.

Research and Benchmarking
Compensation targets are based upon peer group and compensation survey data of comparable positions at comparable companies, a specific individual’s level of responsibility and experience, and the individual’s influence on the immediate and sustained performance of the Corporation.  Actual compensation awards are determined by a mix of individual, team and corporate performance.  On an aggregate compensation basis, we target the 50th percentile of the blended peer group and published survey data by position, as a baseline when setting executive compensation.
The Human Resources Committee regularly performs a formal market review utilizing one or more independent compensation advisors. In late 2016, the Committee engaged Compensia to provide compensation benchmarking, assistance in setting executive compensation targets and general advisory services for 2017. The Committee had previously engaged Longnecker & Associates to assist in setting executive compensation targets for 2016. Specifically, Compensia conducted an independent third party executive compensation review and provided analysis, conclusions and recommendations for the total remuneration and mix of compensation elements for our executives. Compensia’s objectives were to:

•
Review the Corporation’s total direct compensation elements (base salary, cash and equity based incentives) and their relative mix (percentage of total compensation that each element represented) for executive positions;

•
Assess the competitiveness of the Corporation’s executive compensation, based on revenue, assets, market capitalization as compared to a peer group of publicly traded companies defined by the Human Resources Committee, and published survey data from companies with projected revenue levels similar to the Corporation; and

•	Provide conclusions and recommendations for current and future compensation packages for the Corporation’s executives.

In consultation with Compensia, the Human Resources Committee established the following list of peers (the “Peer Group”) to assist us in a competitive assessment of, and to serve as a benchmark for, our executive compensation:

Adtran Inc.	InvenSense
CalAmp	Mitel Networks Corp.
Calix	Netgear Inc.
Comtech Telecommunications	Orbcomm
Digi International, Inc.	ShoreTel
Extreme Networks	Silicon Laboratories
Harmonic	Telit Communications
Infinera	uBlox

The Peer Group was established based on criteria that we believe make these companies comparable to Sierra Wireless. Each member of the Peer Group has one or more similarities to the Corporation including:

•
Nature of ownership: we believe that there are differences in the management of publicly traded companies and private companies. Further, since much of the compensation information sought for benchmarking is not easily attainable for private companies, we sought primarily publicly traded companies.

•
Business: we compete for executive talent in many marketplaces, but most often in the global wireless technology, software development and technology space, so we sought companies with operations in these businesses.

•	Size: we believe that there is often a relationship between the size of a company, and the compensation of its executives, so we sought companies of similar size to Sierra Wireless.

Compensia obtained relevant compensation data for comparable positions from available disclosure by the Peer Group companies and market data from published survey sources. Based on a combination of the Peer Group analysis and survey sources, Compensia provided recommendations for the total remuneration and mix of compensation for the Corporation’s executives, including the NEOs.
In late 2016 following receipt of Compensia's report, the Human Resources Committee determined that there had not been a material change in the nature of the business. Further, the Committee concluded that the executive composition mix largely remained appropriate and that a change in design was not appropriate. In addition to the absence of material change in the marketplace, the Committee concluded that business performance in 2016 had been challenging. Based on these assessments, the Committee agreed not to provide for any increases in 2017 base salary or target short term incentives for the NEOs, but to review on an individual basis any individual or aggregate compensation level for executives where compensation did not meet the 50th percentile target.
In addition to the specific executive compensation advisory services described above, Compensia also advised the Human Resources Committee extensively with regards to the design and implementation of a performance-based equity compensation component for CEO and executive compensation that is being implemented in 2018.

For the fiscal years ended December 31, 2017 and 2016 the Corporation incurred the following fees payable to Compensia:

(in United States dollars)	2017	2016
Executive Compensation- Related fees	$54,839	$37,839
All Other fees	Nil	Nil

Elements of Executive Compensation
Our policy is to compensate our executives for performance using a mix of annual base salary, quarterly and annual cash incentives, equity-based long term incentives and other indirect compensation.
Targets for each element of compensation are based on compensation data for comparable positions at comparable companies, the individual’s level of responsibility and experience, and the individual’s influence on the immediate and sustained performance of the Corporation.  Actual compensation awards are determined by a mix of individual, team and corporate performance.
Annual Base Salary
Our independent compensation advisors obtain compensation data for salaries of comparable executive positions from published survey data and the Peer Group to determine the 25th, 50th and 75th percentile as benchmarks.
In 2017 the NEO's received a 0% base salary increase. The 0% base salary increase recommendation reflected management and the Committee's focus on fiscal discipline following 2016 financial results when the business performance was challenging.
Short Term Incentives
Short term incentives include quarterly and annual cash incentives which directly link executive decision making, business execution and performance with the quarterly and annual goals of the Corporation as set out in the Board approved business plan and strategy. For NEOs, 75% of the total short term incentive is based on quarterly performance and 25% is based on annual performance.
Executive target short term incentive levels in 2017 were set at the same levels as in 2016. For 2017, management voluntarily applied a 90% performance discount to the quarterly and annual financial metrics achievement, consistent with its focus on fiscal discipline following 2016 financial results. The Human Resources Committee met at the end of each quarter to assess performance and to approve the quarterly executive short term incentives based on the achievement of assigned goals. Due to strong business performance relative to annual operating plan, short term incentive payouts were at or slightly below target in 2017 once the voluntary 90% performance discount was applied.

Quarterly Incentives
For Messrs. Cohenour, McLennan, Link, and Guillemette (the “Corporate NEOs”), the quarterly short term incentive is based on the attainment of two financial metrics and one group of corporate objectives (In 2017, Mr. Cohenour was assessed based on a combination of these corporate objectives and individual CEO objectives).  Each of these three metrics is equally weighted.

•
The financial metrics are measured by comparing actual performance to the relevant Plan metric derived from the Corporation’s consolidated financial plan approved by the Board of Directors (the “Plan”) on December 21, 2016.

•
The first financial metric is the achievement of consolidated quarterly revenue, in accordance with US GAAP. The attainment of the revenue component is determined by actual consolidated revenue for the period divided by consolidated Plan revenue and then multiplied by a factor which accelerates the attainment if actual revenue is above Plan and decelerates attainment if actual revenue is below Plan. Attainment is capped at 185% and is zero if actual revenue does not meet a threshold of 75% of Plan. The quarterly consolidated revenue targets set for 2017 represented solid growth over the actual results for the comparative quarters in 2016, and were as follows:

	Q1	Q2	Q3	Q4
Plan revenue target (in millions)	$156.2	$163.5	$170.0	$174.0
Increase compared to 2016 actual revenue	9.4%	4.7%	10.7%	6.8%

•
The second financial metric is the achievement of consolidated quarterly Non-GAAP earnings from operations (“EOP”).  Non-GAAP financial measures are defined and reconciled to their nearest GAAP measure in the “Non-GAAP Financial Measures” section of the Corporation’s Management’s Discussion and Analysis for its most recently completed financial year available on SEDAR at sedar.com and on our website at sierrawireless.com/company/investor-information/annual-reports-and-regulatory-filings/. The attainment of the EOP component is determined by actual consolidated EOP for the period divided by Plan EOP. If actual EOP is less than 75% of Plan, attainment is zero. Attainment for this component is capped at 200% of Plan. For 2017 the quarterly consolidated EOP targets were as follows:

	Q1	Q2	Q3	Q4
EOP target (in millions)	$7.4	$8.8	$9.9	$12.5

•	The quarterly corporate objectives metric measures the execution on key operational initiatives designed to:

•	Solidify the leadership position in OEM Solutions;

•	Grow Enterprise Solutions;

•	Grow IoT Services; and

•	Build a scalable company (systems, process, quality and infrastructure).

Each quarter the Human Resources Committee sets measurable objectives (“MBOs”) in each of the above four areas and then attainment of each objective is evaluated at the end of the quarter. Mr. Cohenour's quarterly individual objectives were set by the Human Resources Committee aligned with annual Board objectives. Attainment for this component is capped at 100% of target.

At the end of each quarter, the actual quarterly cash incentive for the Corporate NEO's is calculated by multiplying the quarterly cash incentive percentage attainment by the individual NEOs target quarterly cash incentive.  For the Corporate NEOs, the calculation of the quarterly cash incentive percentage attainment is as follows:

Corporate NEO Quarterly Cash Incentive % Attainment		Revenue Component (1): Weighting: 33.3%		EOP Component (2): Weighting: 33.3%		MBO Component Weighting: 33.3%

	=		+		+
		Actual Revenue ÷ Plan Revenue		Actual EOP ÷ Plan EOP		Attainment of each MBO is multiplied by a weighting factor, then is summed

(1) Based on consolidated Revenue for the Corporation
(2) Based on consolidated Non-GAAP EOP for the Corporation

For the Corporate NEOs (McLennan, Link and Guillemette), the 2017 quarterly attainment of each component and the total weighted % attainment was as follows:

	Weight	Q1	Q2	Q3	Q4
Consolidated Revenue	33.3%	95.4%	99.0%	91.8%	95.4%
Consolidated Non-GAAP EOP	33.3%	110.3%	114.0%	84.9%	70.4%
MBO	33.3%	90.0%	100.0%	81.7%	77.5%
Total weighted % attainment		98.6%	104.3%	86.1%	81.1%

For Mr. Cohenour, the MBO component contained a blend of CEO (50%) and Corporate (50%) objectives, the 2017 quarterly attainment of each component and the total weighted % attainment was as follows:

	Weight	Q1	Q2	Q3	Q4
Consolidated Revenue	33.3%	95.4%	99.0%	91.8%	95.4%
Consolidated Non-GAAP EOP	33.3%	110.3%	114.0%	84.9%	70.4%
MBO	33.3%	95.0%	80.0%	78.4%	81.6%
Total weighted % attainment		100.2%	97.7%	85.0%	82.5%
In 2018, the bonus component mix is being changed to reflect a higher focus on the near term financial metrics, such that Consolidated Revenue and Consolidated Non-GAAP EOP will each receive a 40% weighting, with the MBO component receiving a 20% weighting.
The quarterly cash incentive for Mr. Schieler, who heads the OEM Solutions business unit ("OEM Solutions") is based on the attainment of two financial metrics related to OEM Solutions and one group of corporate objectives.

•
The first financial metric is the achievement of quarterly OEM Solutions business unit revenue, in accordance with US GAAP.  The attainment of the revenue component is determined by actual OEM Solutions revenue divided by OEM Solutions Plan revenue for the period and then multiplied by a factor which accelerates the attainment if actual revenue is above Plan and decelerates attainment if actual revenue is below Plan. Attainment is capped at 185% and is zero if actual revenue does not meet a threshold of 75% of Plan. For Mr. Schieler, this metric had a 40% weight.

•
The second financial metric is the achievement of quarterly OEM Solutions Non-GAAP Contribution Margin (“OEM CM”).  The attainment of the OEM CM component is determined by the actual OEM CM for the period divided by the Plan OEM CM. If actual OEM CM is less than 60%

of the Plan OEM CM, or actual consolidated EOP is less than or equal to 75%, attainment of this component is zero. Maximum attainment for this component is capped at the lesser of 200% of Plan or 110% of the consolidated EOP attainment. For Mr. Schieler, this metric had a 40% weight.

•	The MBO metric is the same as those for the Corporate NEOs and attainment is capped at 100%. For Mr. Schieler, this metric had a 20% weight.
The calculation of the quarterly cash incentive percentage attainment for Mr. Schieler is as follows:

OEM BU NEOs Quarterly Cash Incentive % Attainment		OEM Solutions Revenue Component (1): Weighting: 40%		OEM CM Component (2): Weighting: 40%		MBO Component: Weighting: 20%

	=		+		+
		Actual Revenue ÷ Plan Revenue		Actual OEM CM ÷ Plan OEM CM		Attainment of each MBO is multiplied by a weighting factor, then is summed

(1) Based on OEM Solutions Revenue
(2) Based on OEM Solutions Non-GAAP Contribution Margin

For Mr. Schieler, the 2017 quarterly attainment of each component and the total weighted % attainment was as follows:

	Weight	Q1	Q2	Q3	Q4
OEM Solutions Revenue	40.0%	95.4%	104.4%	88.2%	86.4%
OEM CM	40.0%	98.6%	113.8%	88.0%	81.0%
MBO	20.0%	90.0%	100.0%	81.7%	77.5%
Total weighted % attainment		95.6%	107.3%	86.8%	82.5%

Annual Incentives

For all the NEOs the annual cash incentive, representing 25% of the total target cash incentive for the year is based on two equally weighted components:  (i) actual consolidated annual revenue relative to consolidated Plan annual revenue of $663.7 million, multiplied by a factor which accelerates the attainment if actual revenue is above Plan and decelerates attainment if actual revenue is below Plan. Attainment is capped at 185% and is zero if actual revenue does not meet a threshold of 75% of Plan, and (ii) actual consolidated annual EOP relative to consolidated Plan annual EOP of $38.6 million. Attainment for this component is capped at 200% of Plan, and if actual EOP is less than 75% of Plan attainment is zero. The NEO annual cash incentive percentage attainment is calculated as follows:

NEO Annual Cash Incentive % Attainment		Revenue Component: Weighting: 50%		EOP Component: Weighting: 50%

	=		+
		Actual Revenue ÷ Plan Revenue		Actual EOP ÷ Plan EOP

The 2017 annual cash incentive percentage attainment for each component and the total weighted % attainment was as follows:

	Weight	Full Year
Consolidated Revenue	50.0%	95.4%
Consolidated Non-GAAP EOP	50.0%	91.9%
Total weighted % attainment		93.6%

Equity-Based Long-Term Incentives (“LTIs”)
Equity-based long-term incentives (“LTIs”) are designed to reinforce the connection between executive remuneration and the Corporation’s performance by motivating, retaining and rewarding participants for improving our long-term financial strength, and enhancing shareholder value. Annual LTI grants are based on position level and overall market competitiveness. In addition, from time-to-time LTIs are also granted to recognize performance on specific initiatives.
The 2017 LTI grants for Messrs. Cohenour, McLennan, and Link were set at the same target dollar value as the 2016 LTI grants. The target dollar values for Mr. Guillemette and Mr. Schieler were raised in 2017, following review of the executive compensation benchmarking report.
Annual LTI grants are comprised of a mix of stock options and Restricted Share Units ("RSUs") (a summary of the key terms of the stock option and RSU Plans can be found in Schedule A).  The mix of stock options and RSUs is determined by the Human Resources Committee, taking into consideration, among other things, the number of stock options and RSUs available for granting, dilution impact, competitive factors and cash utilization.  Once the mix has been determined and based on the target dollar value of each individual LTI grant, the Corporation uses a trailing six month average fair value (using the Black-Scholes option pricing model) to calculate the number of stock options to grant, and a trailing six month average share price to determine the number of RSUs to grant.  Once the number of stock options and RSUs are determined, the exercise price of the stock options and the fair market value of the RSUs are set at the market closing price on the day the stock options and RSUs are granted.
The 2017 annual NEO LTI grants were issued 50% (50% in 2016) in the form of RSUs and 50% (50% in 2016) in the form of stock options.  Annual executive LTI grants are done every year in February (or the first available window following the date of hire for new executives), after the public disclosure of our results for the previous fiscal year and when we are not in a trading blackout period.  If we are in a trading blackout period, we will issue the grants after the trading blackout period has ended.
In April 2017, the Board approved amendments to the Treasury RSU Plan to lower the number of RSUs which may be outstanding under the Treasury RSU Plan to 2.6% (from 3.5%) of the issued and outstanding Common Shares from time to time. As set out above under "Business of the Meeting" and as highlighted in the blacklined version of the Treasury RSU Plan attached as Appendix A, Shareholders are being asked to approve certain amendments to the Treasury RSU Plan to, among other things, change the restriction on the number of RSUs which may be outstanding under the Treasury RSU Plan to a limitation on the number of Common Shares issuable from time to time pursuant to outstanding awards. If these amendments are approved, the maximum number of Common Shares issuable pursuant to outstanding awards under the Treasury RSU Plan from time to time will not exceed to 3.7% of the Corporation's issued and outstanding shares, from time to time.

In January 2018 the Board of Directors approved a proposal to include a performance-based component to CEO and executive compensation by adding performance based vesting criteria to certain grants of units under the RSU Plans ("PSUs"). The first grants under this new program were made to the CEO and members of the executive team in February 2018 under the Corporation's market-based RSU Plans, with 50% of the executive LTI grants issued in the form of PSUs and 50% in the form of RSUs. The Corporation does not intend to issue stock options to the CEO and Executive team for the foreseeable future.

The new PSU plan design encompasses a Total Shareholder Return (TSR) metric, which measures the Company's TSR relative to a benchmark index over a 3-year period (For the 2018 awards, the S&P Small Cap 600 IT Index has been selected as the benchmark index). A target number of PSUs are established at grant date, based on a target dollar value. A range of 0% to 200% of the target PSUs will vest into shares at the end of the 3-year period based on the following principles:

•	100% of the target PSUs will vest if the Company's TSR is equal to the TSR of the benchmark index;

•	Vesting will increase by 2% for every 1% that the Company's TSR exceeds the TSR of the benchmark index up to a maximum 200% payout;

•	Vesting will decrease by 3% for every 1% that the Company's TSR falls below the TSR of the benchmark index with a maximum decrease to a 0% payout; and

•	The target PSU payout will be capped at 100% if the Company's absolute TSR is negative (regardless of relative positioning).

Retirement Benefits
U.S. 401(k)
The 401(k) program is designed to offer eligible U.S. employees a tax-assisted method of saving for retirement.  The Corporation matches employee contributions up to 3% of gross earnings to the annual allowable maximum.
Canada Registered Retirement Savings Plan
The Canadian Registered Retirement Savings Plan is designed to offer eligible Canadian employees a tax-assisted method of saving for retirement.  The Corporation matches employee contributions up to 3% of gross earnings to the annual allowable maximum.
France
In addition to the mandatory legal requirements, our subsidiaries in France contribute to a defined contribution pension plan for personnel in France. This plan is based on a supplementary and tax assisted contribution of 4% of earnings, which is shared 60% by the Corporation and 40% by the employee.

Minimum Share Ownership Guidelines
In 2007, minimum share ownership guidelines were established for executives.  Each of these individuals is expected to own a minimum number of Common Shares or vested RSU's (or a combination thereof) that is equal to the lesser of:

•
An amount equal to two times annual base salary in the case of the CEO, and an amount equal to one times annual base salary in the case of each other executive, divided by the fair market value of the Common Shares or vested RSU's; or

•
48,000 Common Shares or vested RSU's (or a combination thereof) for the President and Chief Executive Officer and 12,000 Common Shares or vested RSU's (or a combination thereof) for each other executive.

New executives have five years from the date of their first appointment to comply with the share ownership guidelines.
 As of December 31, 2017 Messrs. Cohenour, McLennan and Guillemette were in compliance with the guidelines. Mr. Schieler's holdings were below the minimum threshold as of December 31, 2017. Mr. Link joined the Corporation in April 2016 and has five years from that date to comply with the guidelines.
Failure to meet or maintain these share ownership requirements may result in a reduction in future LTI awards and/or other compensation.  There may be instances in which these share ownership guidelines would place a hardship on the executive.  If such an instance occurs, the Board may consider and approve an alternative share ownership guideline for that individual, which reflects the intention of these guidelines and the individual’s personal circumstances.  The Corporation expects such instances to be rare and there are no such instances in existence at present.
These guidelines are administered by the Governance and Nominating Committee of the Board.  This committee has the discretion to submit for approval by the Board and the Board may at any time approve amendments or modifications to these guidelines.
In 2007, minimum share ownership guidelines were established for Board members.  Each director is expected to own a minimum number of Common Shares that is no less than an amount equal to three times the annual board retainer.  Equity ownership consists of a combination of Common Shares and vested RSUs, using the higher of cost or market value.  The annual board retainer does not include committee chair and membership fees or the value of equity awards.
New Board members have three years from their first appointment to comply with the minimum share ownership guidelines.  As of December 31, 2017, all Board members are in compliance with the share ownership guidelines.

Compensation Details

Summary Direct Compensation

The following summaries of the total direct compensation components for each NEO include actual compensation compared to target for 2017.

Jason W. Cohenour, President and Chief Executive Officer
In recognition of his contribution in 2017, Mr. Cohenour's short term incentive % attainment was as follows:
Q1	Q2	Q3	Q4	FY
100.2%	97.7%	85%	82.5%	93.6%

Direct Compensation Summary
	2017		2016	2015
	Target	Actual	Actual	Actual
Salary	645,618	645,618	645,606	669,925
Short Term Incentives (1)	575,163	529,587	381,873	487,524
Total Cash	1,220,781	1,175,205	1,027,479	1,157,449
Options	1,130,057		376,781	370,425
Restricted Share Units	1,104,174		345,034	911,966
Long Term Equity Incentives	2,234,231		721,815	1,282,391
Total Direct Compensation	3,455,012	3,409,436	1,749,294	2,439,840

(1)	75% paid quarterly, 25% paid annually.

David G. McLennan, Chief Financial Officer
In recognition of his contribution in 2017, Mr. McLennan's short term incentive % attainment was as follows:
Q1	Q2	Q3	Q4	FY
98.6%	104.3%	86.1%	81.1%	93.6%

Direct Compensation Summary
	2017		2016	2015
	Target	Actual	Actual	Actual
Salary	276,762	276,762	271,020	291,790
Short Term Incentives (1)	187,550	174,066	121,938	161,537
Total Cash	464,312	450,828	392,958	453,327
Options	493,801		164,927	161,454
Restricted Share Units	500,817		156,207	413,834
Long Term Equity Incentives	994,618		321,134	575,288
Total Direct Compensation	1,458,930	1,445,446	714,092	1,028,615

(1)	75% paid quarterly, 25% paid annually.

A. Daniel Schieler, Senior Vice President and General Manager, OEM Solutions
In recognition of his contribution in 2017, Mr. Schieler's short term incentive % attainment was as follows:
Q1	Q2	Q3	Q4	FY
95.6%	107.3%	86.8%	82.5%	93.6%

Direct Compensation Summary
	2017		2016	2015
	Target	Actual	Actual	Actual
Salary	300,000	300,000	300,000	311,126
Short Term Incentives (1)	172,290	160,558	109,576	147,620
Total Cash	472,290	460,558	409,576	458,746
Options	298,511		88,153	86,664
Restricted Share Units	291,662		80,726	213,372
Long Term Equity Incentives	590,173		168,879	300,036
Total Direct Compensation	1,062,463	1,050,731	578,455	758,782

(1)	75% paid quarterly, 25% paid annually.

Rene F. Link, Chief Marketing Officer and Senior Vice President, Strategy
In recognition of his contribution in 2017, Mr. Link's short term incentive % attainment was as follows:
Q1	Q2	Q3	Q4	FY
98.6%	104.3%	86.1%	81.1%	93.6%

Direct Compensation Summary
	2017		2016	2015
	Target	Actual	Actual (2)	Actual (2)
Salary	300,000	300,000	219,231	n/a
Short Term Incentives (1)	180,000	157,058	89,640	n/a
Total Cash	480,000	457,058	308,871	n/a
Options	213,214		141,529	n/a
Restricted Share Units	208,330		134,604	n/a
Long Term Equity Incentives	421,544		276,133	n/a
Total Direct Compensation (3)	901,544	878,602	585,004	n/a

(1)	75% paid quarterly, 25% paid annually

(2)	Mr. Link's actual amounts are pro-rated based on his April 2016 start date

(3)	In addition to direct compensation, Mr. Link received a signing bonus of $66,000 in 2016.

Philippe Guillemette, Chief Technology Officer
In recognition of his contribution in 2017, Mr. Guillemette's short term incentive % attainment was as follows:
Q1	Q2	Q3	Q4	FY
95.6%	107.3%	86.8%	82.5%	93.6%

Direct Compensation Summary
	2017		2016	2015
	Target	Actual	Actual	Actual
Salary	191,730	191,730	191,648	206,479
Short Term Incentives (1)	140,248	130,165	91,184	120,795
Total Cash	331,978	321,895	282,832	327,274
Options	246,895		68,718	67,272
Restricted Share Units	250,409		65,086	172,439
Long Term Equity Incentives	497,304		133,804	239,711
Total Direct Compensation (2)	829,282	819,199	416,636	566,985

(1)	75% paid quarterly, 25% paid annually.

(2)	In addition to direct compensation, Mr. Guillemette received other compensation of $55,470 in 2017, $58,268 in 2016 and $62,810 in 2015, primarily related to a housing allowance.

The following table provides a summary of the compensation earned during each of the last three financial years by each of the Corporation’s NEOs.

Summary Total Compensation (1)

					Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year	Salary ($)	Share - based Awards(2) ($)	Option - based Awards(3) ($)	Short term Incentive Plans(6)	Long-term Incentive Plans	Pension Value ($)	All Other Compensation(4) ($)	Total Compensation ($)
Jason W. Cohenour Chief Executive Officer(5)	2017	645,618	1,130,057	1,104,174	529,587	—	Nil	—	3,409,436
	2016	645,606	345,034	376,781	381,873	—	Nil	—	1,749,294
	2015	669,925	911,966	370,425	487,524	—	Nil	—	2,439,840
David G. McLennan Chief Financial Officer	2017	276,762	500,817	493,801	174,066	—	Nil	—	1,445,446
	2016	271,020	156,207	164,927	121,938	—	Nil	—	714,092
	2015	291,790	413,834	161,454	161,537	—	Nil	—	1,028,615
A. Daniel Schieler Senior Vice President and General Manager, OEM Solutions	2017	300,000	291,662	298,511	160,558	—	Nil	—	1,050,731
	2016	300,000	80,726	88,153	109,576	—	Nil	—	578,455
	2015	311,126	213,372	86,664	147,620	—	Nil	—	758,782
Rene F. Link Chief Marketing Officer and Senior Vice President Strategy (7)	2017	300,000	208,330	213,214	157,058	—	Nil	—	878,602
	2016	219,231	134,604	141,529	89,640	—	Nil	66,000	651,004
Philippe Guillemette, Chief Technology Officer	2017	191,730	250,409	246,895	130,165	—	Nil	55,470	874,669
	2016	191,648	65,086	68,718	91,184	—	Nil	58,268	474,904
	2015	206,479	172,439	67,272	120,795	—	Nil	62,810	629,795
Notes:

(1)
All dollar amounts in the Summary Total Compensation table and footnotes are reflected in U.S. dollars; however, compensation for Messrs. McLennan and Guillemette was awarded, earned or payable in Canadian dollars.  As a result, compensation levels, in U.S. dollar equivalent, may change despite there being no changes in salary levels in the NEO’s payment currency.   The average rates of exchange used to convert Canadian dollar amounts to U.S. dollar amounts for the respective fiscal years were: 2017 — 0.7704; 2016 — 0.7544; 2015 — 0.7828.

(2)
Share-based awards represent the fair value of RSUs granted in the year under the Restricted Share Unit Plans. The fair value of the RSUs is based on the closing market price of the Common Shares on the effective date of grant multiplied by the number of RSUs granted.

(3)
Option-based awards represent the fair value of stock options granted in the year under the Stock Option Plan.  The fair value of stock options granted is calculated using the Black-Scholes valuation model.  We use the Black-Scholes model because it provides a meaningful and reasonable estimate of the fair value of stock options. Under this method, the weighted average fair value of each stock option granted to the NEOs in 2017 was $10.95; 2016 — $4.47; 2015 — $11.34 using the following assumptions:

	2017	2016	2015
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	55%	51%	44%
Risk-free interest rate	1.36%	0.72%	0.94%
Expected life of options (in years)	4.0	4.0	4.0

There is no dividend yield because the Corporation does not pay, and does not plan to pay, cash dividends on the Common Shares. The expected stock price volatility is based on the historical volatility of our average daily stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.  We estimate forfeitures at the time of grant and, if necessary, revise that estimate if actual forfeitures differ and adjust stock-based compensation expense accordingly.

(4)
All other compensation includes automobile allowances, housing allowances, living allowances, travel allowances, vacation payouts, contributions to retirement savings plans, tax preparation services and “gross ups” related to payment of taxes. Mr. Guillemette's other compensation includes a housing allowance of $55,470 (2016 - $58,268; 2015 - 56,364). Mr Link's other compensation includes a signing bonus of $nil (2016 - $66,000).

(5)
Mr. Cohenour's compensation is entirely related to his role as the Corporation's President and Chief Executive Officer. He does not receive any compensation in his role as a Director of the Corporation.

(6)
Compensation from Short-term Incentive Plans includes amounts earned in the fourth quarter and an end of year cumulative portion, which are not paid out until the first quarter of the following year under the terms of the Corporation's Short-term Incentive Plans.

(7)	Mr. Link joined the Corporation in April 2016.

Share Performance

The following graph compares the Corporation’s cumulative shareholder return over the last five years on a Cdn $100 investment in its Common Shares (made December 31, 2012) to the cumulative return of a comparable investment on the S&P/TSX Composite Total Return Index. The graph also shows the relationship between shareholder return and aggregate NEO compensation over the last five years. The compound annual growth in NEO total compensation was 11.8% for the five year period, compared to 26.5% compound annual growth of the Corporation's share price in the same period.

	Dec 2012 $	Dec 2013 $	Dec 2014 $	Dec 2015 $	Dec 2016 $	Dec 2017 $
Sierra Wireless, Inc.	100	324	697	275	265	324
S&P/TSX Composite Total Return Index	100	113	125	115	139	151
NEO Compensation (US$'000)(1)(2)	5,682	8,349	5,882	5,602	4,234	7,659
NEO Compensation Index	100	151	114	126	99	175

(1)	NEO compensation is composed of salary, short-term incentive payments, value of equity awards at time of grant and other compensation as reported in the Summary Total Compensation table.

(2)	NEOs were Messrs. Cohenour and McLennan and the three most highly compensated executive officers of the Corporation other than the CEO and CFO.

As at December 31, 2017, the share price of the Corporation was approximately 122.3% from its price one year earlier.

Incentive Plan Awards
Outstanding Option-based Awards and Share-based Awards
The following table sets out information concerning unexercised options and RSUs that have not vested for each NEO as of December 31, 2017.  For a discussion of the key terms of the Employee Stock Option Plan and Restricted Share Unit Plans, refer to Schedule A of this Information Circular.

	Option-based Awards					Share-based Awards
Name	Number of Securities Underlying Unexercised Options(1) (#)	Option Exercise Price(2) ($)		Option Expiration Date(3)	Value of Unexercised In-the-Money Options(4) (US $)	Number of Units of Common Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(6) (US $)	Market or Payout Value of Share- based Awards Not Paid out or Distributed (US $)
Jason W. Cohenour	14,614	US$	19.03	February 7, 2019	$538,811	75,826	$1,550,642	Nil
	31,775	US$	32.29	February 9, 2020
	50,840	US$	10.26	February 8, 2021
	102,080	US$	25.10	February 13, 2022
David G. McLennan	6,618	Cdn$	20.98	February 7, 2019	$303,655	34,335	$701,829	$1,122,558
	14,388	Cdn$	40.28	February 9, 2020
	30,696	Cdn$	14.28	February 8, 2021
	46,225	Cdn$	32.89	February 13, 2022
A. Daniel Schieler	4,914	US$	19.03	February 7, 2019	$168,612	19,069	$389,961	Nil
	7,434	US$	32.29	February 9, 2020
	15,862	US$	10.26	February 8, 2021
	26,965	US$	25.10	February 13, 2022
Rene Link	19,026	US$	17.80	May 9, 2021	$50,419	13,342	$272,844	Nil
	19,260	US$	25.10	February 13, 2022
Philippe Guillemette	2,504	US$	11.56	February 8, 2018	$190,040	15,967	$326,375	$278,543
	8,272	Cdn$	20.98	February 7, 2019
	5,995	Cdn$	40.28	February 9, 2020
	15,053	Cdn$	14.28	February 8, 2021
	23,112	Cdn$	32.89	February 13, 2022
Notes:

(1)	Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter. None of the unexercised options outstanding have different vesting terms.

(2)
The option exercise price is determined by the closing market price on the effective date of grant.  The value of the Common Shares on the NASDAQ is used for U.S. and French employees, and the value of the Common Shares on the TSX is used for Canadian employees.

(3)	Options have a term of five years.

(4)	At December 31, 2017 the closing stock price of the Common Shares on the NASDAQ was US $20.45 and on the TSX was Cdn $25.70.

(5)
Generally, RSUs vest over three years, in equal amounts on the anniversary date of the date of the grant.  However, RSU grants to employees who are resident in France will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.  Unvested RSUs are comprised of grants dated February 09, 2015, February 08, 2016, May 09, 2016, and February 13, 2017.  On February 13, 2017, Messrs. Cohenour, McLennan, Schieler, Link and Guillemette were issued 43,991, 19,920, 11,620, 8,300 and 9,960 RSUs, respectively.

(6)
The market value of RSUs at December 31, 2017 was calculated using the closing stock price of the Common Shares on the NASDAQ of US $20.45 for Messrs. Cohenour, Link and Schieler; and the closing stock price of the Common Shares on the TSX of Cdn $25.70 for Messrs McLennan and Guillemette translated at the spot foreign exchange rate of Cdn $1.00 = US $0.7954.

Value Vested or Earned During Fiscal 2017

The following table sets out, for each NEO, the value of stock options and RSUs that vested during 2017, as well as the value of non-equity incentive compensation earned during 2017.

Name	Option-based Awards — Value Vested During 2017(1) ($)	Share-based Awards — Value Vested During 2017(2) ($)	Non-Equity Incentive Plan Compensation — Total Value Earned During 2017 ($)
Jason W. Cohenour	560,942	697,416	529,587
David G. McLennan	265,278	316,162	174,066
A. Daniel Schieler	128,610	154,757	160,558
Rene F. Link	65,974	70,938	157,058
Philippe Guillemette	108,138	131,731	130,165
Notes:

(1)
This value was determined by calculating the difference between the market price of the underlying securities on the vesting date and the exercise price of the options on the vesting date, multiplied by the number of vested options.  The closing stock price of the Common Shares on the NASDAQ and on the TSX was used for U.S. and Canadian employees, respectively.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates. Certain option-based awards vested when the market price was less than the exercise price and therefore a market value of zero was assigned to those options on the vesting date.

(2)
This value was calculated using the closing stock price of the Common Shares on the NASDAQ and on the TSX, for U.S. and Canadian employees respectively, on each vesting date multiplied by the number of shares acquired or units vested. Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  The closing market prices and spot foreign exchange rates to translate Canadian dollars into U.S. dollars were as follows:

Date	NASDAQ (US$)	TSX (Cdn$)	Spot Rate
February 7, 2017	18.30	24.17	0.7595
February 8, 2017	18.15	23.88	0.7601
February 9, 2017	18.65	24.45	0.7618
May 9, 2017	28.15	38.64	0.7284

Option Exercises During Fiscal 2017

The following table sets out, the number of common shares acquired through option exercises during 2017 and the aggregate value realized upon exercise. Value realized upon exercise is the difference between the market price of the common shares on the NASDAQ or on the TSX on the exercise date and the exercise price of the option.

Name	Shares acquired upon exercise (#)	Value Realized ($)
Jason W. Cohenour	72,077	774,253
David G. McLennan	23,311	284,008
A. Daniel Schieler	27,528	345,210
Rene F. Link	—	—
Philippe Guillemette	14,853	240,977

Burn Rate

Burn rate is defined as the total number of equity awards issued in a year, divided by the weighted average number of shares outstanding in the fiscal year. The burn rate under each of our Stock Option Plan and Treasury RSU Plan are as follows:

Equity Plan	2017	2016 (1)	2015
Stock Option Plan	2.12%	2.03%	0.68%
Treasury RSU Plan	1.03%	—	0.61%
(1) No grants were made under the Treasury RSU Plan in 2016.

Termination and Change of Control Benefits
The Corporation has entered into executive employment agreements with each of Messrs. Cohenour, McLennan, Link and Schieler under which each executive has agreed to continue to serve the Corporation in his current office and perform the duties of such office for an indefinite term.  Under the terms of each executive employment agreement, the executive has made commitments in favour of the Corporation, including non-competition and non-solicitation covenants, minimum notice periods in the event of the executive’s resignation and continued service for a minimum period of time in the event of a change of control.  In consideration of the services to be rendered by each executive under each of the executive employment agreements, each executive receives an annual salary and is entitled to participate in the short-term incentive program and long-term incentive plans of the Corporation and the dental, medical and other benefit plans as may be offered by the Corporation to senior officers from time to time.
In the event of the termination of Mr. Cohenour's employment, other than for just cause, disability, death or change of control of the Corporation, the Corporation will provide working notice equal to 18 months plus one additional month of working notice for each completed 12 month period of service to the Corporation, up to a maximum of 24 months.  In the event of the termination of Messrs. McLennan, Link or Schieler's employment, other than for just cause, disability, death or change of control of the Corporation, the Corporation will provide such executive with working notice equal to 12 months, plus one additional month of working notice for each completed 12 month period of service to the Corporation, up to a maximum of 24 months.  In lieu of working notice the Corporation may elect to provide severance pay or may elect any combination of working notice and severance pay.
In addition, the executive employment agreements for Messrs. Cohenour, McLennan, Link and Schieler provide a “double trigger” approach upon a change of control for severance and accelerated vesting of equity-based awards.  If Messrs. Cohenour, McLennan, Link or Schieler employment is terminated within 12 months following a change of control, other than for just cause, disability or death (or is terminated by him for “good reason”), the Corporation will provide such executive an amount equal to 24 months compensation, in the case of Mr. Cohenour, and 18 months compensation in the case of Messrs. McLennan, Link and Schieler and all unvested RSUs and unexercised options, rights and warrants held by such executive shall be deemed to vest and will be exercisable for 90 days following the date of termination.
Mr. Guillemette has an employment agreement in France which does not have specific language beyond the legal requirements. The legal severance payments (collective bargaining) are: 1/3 of monthly average salary (based on the past 12 months actual paid compensation) per year of seniority inside the company, three months paid notice and payment of unused vacation days. The maximum regulatory severance payment is 12 months. There is an additional contractual six months payment for signing the approved non-competition agreement.

The following table sets out the estimated amounts payable to each NEO in the event of resignation, termination without cause, and change of control, assuming that the triggering event took place on December 31, 2017.

	Severance	Long Term Incentive(2)	Total Payout
Type of Termination	($)	($)	($)
Jason Cohenour
Resignation (1)	—	—	—
Termination (without cause)	4,974,525	1,714,718	6,689,243
Change of Control	5,071,368	2,052,973	7,124,341
David McLennan
Resignation (1)	—	—	—
Termination (without cause)	1,915,664	756,118	2,671,782
Change of Control	1,439,939	907,339	2,347,278
Rene F. Link
Resignation (1)	—	—	—
Termination (without cause)	416,281	121,775	538,056
Change of Control	621,389	303,306	924,695
A. Daniel Schieler
Resignation (1)	—	—	—
Termination (without cause)	1,473,018	419,195	1,892,213
Change of Control	1,149,763	507,406	1,657,169
Philippe Guillemette (3)	—	—	—
Notes:

(1)
Upon written notice of resignation, the Corporation has the right to elect to immediately terminate the NEO's employment. The written notice of resignation cannot be less than six weeks and cannot be more than six months.

(2)	Long Term Incentive represents the unvested stock options and RSUs that become vested as a result of termination without cause and change of control.

(3)
There are currently no contracts, agreements, plans or arrangements in place for Mr. Guillemette that provide for payments following or in connection with any termination, resignation, retirement, change in control of the Corporation or a change in his responsibility beyond the legal requirements in France.

DIRECTOR COMPENSATION

In Fall 2016, the HRC (which is mandated by the board to review director compensation structure and levels) engaged with Compensia (independent compensation advisors) to conduct a full review of board compensation using a peer comparator group and Compensia's knowledge of prevailing market trends and good governance trends. As a result of this study, the HRC recommended to the board, and they approved, the following changes to board compensation principles effective April 1, 2017:

•	Alignment of board and committee retainer values to market levels

•	Re-balance of target value of equity and cash compensation mix

◦	Elimination of meeting fees for Board and Committee meetings

◦	Increase annual target value of equity awards from $80,000 to $120,000

•	Annual equity awards consisting of 100% restricted share units (eliminating the issuance of stock options for directors) with a 1-year vest cycle

All directors are reimbursed for travel and other reasonable expenses incurred in attending Board or committee meetings or while engaged in other Corporation or Board business.

The following table itemizes the changes implemented for annual remuneration of independent directors of the Corporation effective April 1, 2017.

Board Compensation Schedule		Prior to April 1, 2017	Effective April 1, 2017
Annual Retainer	US$	40,000	40,000

Additional Compensation:
Chairman’s Retainer	US$	25,000	40,000
Audit Committee Chair	US$	14,000	20,000
Audit Committee Member	US$	8,000	9,000

HR Committee Chair	US$	12,000	15,000
HR Committee Member	US$	6,000	6,000

Governance Committee Chair	US$	12,000	12,000
Governance Committee Member	US$	6,000	6,000
Board or Committee Meeting - in person	US$	1,500	nil
Board or Committee - Conference Call	US$	500	nil

Annual Target Value Equity Award	US$	80,000	120,000

As part of the implementation of the review of director compensation noted above, in 2017, each director was granted equity that comprised 100% in restricted share units with a 1-year vesting schedule. All of the non-management directors were independent directors of the Corporation at the time the restricted shares were granted. Executive officers of the Corporation are not permitted to receive any compensation, including restricted share units and stock options, to which they might otherwise be entitled only by virtue of being directors of the Corporation.  All non-management directors are eligible to participate in the Stock Option Plan and the Restricted Share Unit plans.

The following table sets out the total compensation and benefits for our non-employee directors for fiscal 2017.

Name	Fees Earned or Paid in Cash(1) ($)	Share-based Awards(2) (3) ($)	Option-based Awards ($)	Total ($)
Gregory D. Aasen	80,287	191,145	—	271,432
Robin A. Abrams	91,137	190,831	—	281,968
Paul G. Cataford	95,593	191,145	—	286,738
Charles E. Levine	81,391	190,831	—	272,222
Thomas Sieber	78,059	190,831	—	268,890
Kent P. Thexton	122,757	191,145	—	313,902

Notes:

(1)	Non-employee director fees are based in U.S. dollars.

(2)
Messrs. Levine and Sieber and Ms. Abrams’ share-based and option-based awards are denominated in U.S. dollars.  All other non-employee director’s awards are denominated in Canadian dollars and translated into U.S. dollars at the exchange rate of Cdn $1.00 = US $0.7649 for awards granted on February 13, 2017, and at the exchange rate of Cdn $1.00 = US $0.7905 for awards granted on August 4, 2017.

(3)
Each non-employee director received 6,640 RSUs on February 13, 2017.  On February 13, 2017, the closing price of the Common Shares on the NASDAQ was US $25.10 and Cdn $32.89 on the TSX. Each non-employee director received 959 RSUs on August 4, 2017. On August 4, 2017, the closing price of the Common Shares on the NASDAQ was US $25.20 and Cdn $31.90 on the TSX.

The following table sets out the outstanding option-based awards and share-based awards for our non-employee directors as at December 31, 2017.

	Option-based Awards					Share-based Awards
	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price(2)		Option Expiration	Value of Unexercised In- the- Money Options(4)	Number of Units of Common Shares That Have Not Vested(5)	Market or Payout Value of Share-based Awards That Have Not Vested(6)	Market Payout Value of Vested Share-based Awards Not Paid out or Distributed
Name	(#)	($)		Date(3)	($)	(#)	($)	($)
Gregory D. Aasen	3,782	Cdn$	11.64	February 8, 2018	$105,107	9,522	$194,636	$127,038
	3,529	Cdn$	20.98	February 7, 2019
	1,918	Cdn$	40.28	February 9, 2020
	5,457	Cdn$	14.28	February 8, 2021
Robin A. Abrams	6,723	US$	11.56	February 8, 2018	$120,385	9,522	$194,725	Nil
	3,529	US$	19.03	February 7, 2019
	1,918	US$	32.29	February 9, 2020
	5,457	US$	10.26	February 8, 2021
Paul G. Cataford	28	Cdn$	11.64	February 8, 2018	$48,128	9,522	$194,636	$33,093
	2,679	Cdn$	20.98	February 7, 2019
	1,918	Cdn$	40.28	February 9, 2020
	4,157	Cdn$	14.28	February 8, 2021
Charles E. Levine	6,723	US$	11.56	February 8, 2018	$120,385	9,522	$194,725	Nil
	3,529	US$	19.03	February 7, 2019
	1,918	US$	32.29	February 9, 2020
	5,457	US$	10.26	February 8, 2021
Thomas Sieber	3,529	US$	19.89	May 5, 2019	$57,583	9,522	$194,725	Nil
	1,918	US$	32.29	February 9, 2020
	5,457	US$	10.26	February 8, 2021
Kent P. Thexton	2,316	Cdn$	20.98	February 7, 2019	$58,260	9,522	$194,636	$44,704
	1,918	Cdn$	40.28	February 9, 2020
	5,457	Cdn$	14.28	February 8, 2021

Notes:

(1)	Option-based awards vest over four years with 25% vesting after the first year and the remainder vesting monthly thereafter. None of the unexercised options outstanding have different vesting terms.

(2)
Option exercise price is determined by the closing market price on the effective date of grant.  The value of the Common Shares on the NASDAQ is used for Messrs. Levine, Sieber and Ms. Abrams, and the value of the Common Shares on the TSX is used for the other non-employee Canadian directors.

(3)	Options have a term of five years.

(4)	At December 31, 2017 the closing stock price of the Common Shares on the NASDAQ was US $20.45; and on the TSX was Cdn $25.70.

(5)
RSUs issued prior to 2017 vest over three years, in equal amounts on the anniversary date of the date of the grant.  Starting in 2017, RSUs granted to non-employee directors cliff vest after one year. Each non-employee director was granted 1,705 on February 9, 2015, 2,030 RSUs on February 8, 2016, 7,599 RSUs on February 13, 2017 and 959 RSUs on August 4, 2017.

(6)
The market value of RSUs that have not vested at December 31, 2017 was calculated using the closing stock price of the Common Shares on the NASDAQ of US $20.45 for Messrs. Levine, Sieber and Ms. Abrams; and the closing stock price of the Common Shares on the TSX of Cdn $25.70 for the other non-employee Canadian directors translated at the spot foreign exchange rate of Cdn $1.00 = US$0.7954.

The following table sets out the amounts that each non-employee director would have earned during the year if the stock options that vested were exercised as well as the value realized upon vesting of RSUs during 2017.

Name	Option-based Awards — Value Vested During 2017(1) ($)	Share-based Awards — Value Vested During 2017(2)(3) ($)
Gregory D. Aasen	35,373	32,002
Robin A. Abrams	35,456	42,096
Paul G. Cataford	35,373	32,002
Charles E. Levine	35,456	42,096
Thomas Sieber	31,734	52,764
Kent P. Thexton	35,373	32,002
Notes:

(1)
The value of option-based awards that vested during the year was calculated using the closing stock price of the Common Shares on the NASDAQ or on the TSX, for U.S. and Canadian directors, respectively, on each vesting date multiplied by the number of vested options.  Canadian dollar values were translated at the spot foreign exchange rates on the specific vesting dates.  Certain option-based awards vested when the market price was less than the exercise price and therefore a market value of zero was assigned to those options on the vesting date.

(2)
RSUs vest over three (3) years, in equal amounts on the anniversary date of the date of the grant.  On February 7, 2014, all non-employee directors received 3,151 RSUs, of which 1,050 vested on February 7, 2017 and Mr. Sieber received 3,151 RSUs on May 5, 2014, of which 1,050 vested on May 5, 2017. On February 9, 2015, all non-employee directors received 1,705 RSUs, of which 568 vested on February 9, 2017. On February 8, 2016, all non-employee directors received 2,030 RSUs, of which 626 vested on February 8, 2017. RSUs issued in 2017 cliff vest in one year. On February 13, 2017, all non-employee directors received 6,640 RSUs, none of which had vested during 2017. On August 4, 2017, all non-employee directors received 959 RSUs, none of which vested during 2017.

(3)
The value earned upon vesting was calculated by multiplying the closing market price on the date of vesting of the units acquired for the U.S. and Canadian based non-employee directors respectively. The closing market prices and spot foreign exchange rates to translate Canadian dollars into  U.S. dollars were as follows:

Date	NASDAQ (US$)	TSX (Cdn$)	Spot Rate
February 7, 2017	18.30	24.17	0.7595
February 8, 2017	18.15	23.88	0.7601
February 9, 2017	18.65	24.45	0.7618
May 5, 2017	28.45	38.97	0.7293

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes, as at December 31, 2017, the securities authorized for issuance under the Stock Option Plan and Treasury RSU Plan.

Plan Category		(a) Number of securities to be issued upon exercise of outstanding options and RSUs	(b) Weighted-average exercise price of outstanding options and RSUs		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))

Equity compensation plans approved by securityholders	Stock Option Plan (1)	1,463,481	Cdn $	26.38	2,122,670
			US $	20.98
	Treasury RSU Plan (2)	521,648		Nil	410,751
Equity compensation plans not approved by securityholders		Nil		Nil	Nil
Total		1,985,129	Cdn $	26.38	2,533,421
			US $	20.98

(1)
Under the Stock Option Plan, the number of securities to be issued upon exercise of outstanding options represents 4.1% and the number of securities remaining available for future issuance represents 5.9%, of the issued and outstanding Common Shares as of December 31, 2017.

(2)
Under the Treasury RSU Plan, the number of securities to be issued upon exercise of outstanding RSUs represents 1.5% and the number of securities remaining available for future issuance represents 1.1%, of the issued and outstanding Common Shares as of December 31, 2017.

The following table summarizes, as at April 10, 2018, the securities authorized for issuance under the Stock Option Plan and Treasury RSU Plan.

Plan Category		(a) Number of securities to be issued upon exercise of outstanding options and RSUs	(b) Weighted-average exercise price of outstanding options and RSUs		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))

Equity compensation plans approved by securityholders	Stock Option Plan (1)(2)	1,706,766	Cdn $	25.69	1,891,247
			US $	20.39
	Treasury RSU Plan (3)	700,252		Nil	235,231
Equity compensation plans not approved by securityholders		Nil		Nil	Nil
Total		2,407,018	Cdn $	25.69	2,126,478
			US $	20.39

(1)
Effective April 10, 2018, the Board of Directors approved a resolution to reduce the maximum number of Common Shares reserved for issuance under the Stock Option Plan to the lesser of (a) a rolling maximum of 8.1% of the issued and outstanding Common Shares from time to time; or (b) 7,000,000 Common Shares. This amendment to the Stock Option Plan does not require shareholder approval.

(2)	The weighted average remaining contractual life of outstanding stock options is 3.4 years.

(3)
Effective April 11, 2017, the Board of Directors approved a resolution to reduce the maximum number of RSUs which may be outstanding under the Treasury RSU Plan from time to time to be a variable number equal to 2.6% of the issued and outstanding Common shares of the Corporation from time to time. As set out above under "Business of the Meeting" and as highlighted in the blacklined version of the Treasury RSU Plan attached as Appendix A, Shareholders are being asked to approve certain amendments to the Treasury RSU Plan to, among other things, change the restriction on the number of

RSUs which may be outstanding under the Treasury RSU Plan to a limitation on the number of Common Shares issuable from time to time pursuant to outstanding awards. If these amendments are approved, the maximum number of Common Shares issuable under the Treasury RSU Plan from time to time will not exceed 3.7% of the Corporation's issued and outstanding shares, from time to time.

NORMAL COURSE ISSUER BID

On February 4, 2016, we received approval from the TSX of our Notice of Intention to make a Normal Course Issuer Bid ("NCIB"). Pursuant to the NCIB, we were able to purchase for cancellation up to 3,149,199 of our common shares, or approximately 9.7% of the common shares outstanding as of the date of the announcement. The NCIB commenced on February 9, 2016 and expired on February 8, 2017. On expiry of the plan, we had purchased a total of 980,089 common shares at an average price of $13.25 per share under this NCIB.

During the year ended December 31, 2017, we purchased and canceled 170,217 common shares at an average price of US$16.35 per share.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof there is, and during the most recently completed financial year there was, no indebtedness outstanding to the Corporation or any of its subsidiaries owed by any current and former officers, directors and employees of the Corporation and its subsidiaries or any of their associates nor has the Corporation nor any of its subsidiaries provided a guarantee, support agreement, letter of credit or similar arrangement with respect to indebtedness of such persons to other entities.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains directors’ and officers’ liability insurance.  In the year ended December 31, 2017, the aggregate amount charged against earnings by the Corporation for the premium paid in respect of such insurance was approximately US $411,000.  The policy does not specify that any part of the premium is paid in respect of either directors as a group or officers as a group.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year.  The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2017, together with the auditor’s report on these statements, will be placed before shareholders at the Meeting.

The Corporation will provide, upon request to the Corporate Secretary by a shareholder, the Corporation’s Annual Report that includes the consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year together with the accompanying report of the Corporation’s auditors. Shareholders may contact the Corporate Secretary of the Corporation at 13811 Wireless Way, Richmond, British Columbia, telephone (604) 231-1100.

GENERAL

All matters referred to herein for approval by the shareholders require a simple majority of the shareholders voting, in person or by proxy, at the Meeting.

The Corporation knows of no other matters to be submitted to the Meeting.  If any other matters properly come before the Meeting, the persons named in the accompanying form of proxy will vote the Common Shares represented by the proxy as the Board may recommend or as the proxy holders, acting in their sole discretion, may determine.

DIRECTORS’ APPROVAL OF THIS CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of the Corporation.

Dated at Richmond, British Columbia this 10th day of April, 2018.

 On Behalf of the Board

David G. McLennan
Chief Financial Officer and Secretary

Schedule A

The following describes our equity based long-term incentive plans, being our Stock Option Plan and market-based and treasury-based Restricted Share Unit Plans.  Granting of equity under these Plans is governed by the Corporation’s Procedures for Granting Equity Awards and is administered by the Human Resources Committee.  Grants are made on a scheduled basis as per the procedures.
Stock Option Plan
The material terms of the Stock Option Plan are as follows:

•	the number of outstanding options under the Stock Option Plan, as of April 10, 2018, is 1,706,766, representing 4.7% of the issued and outstanding Common Shares as of such date;

•
employees and independent contractors of the Corporation working at least 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Corporation is permitted to grant options are eligible to participate in the Stock Option Plan;

•
pursuant to a resolution dated April 10, 2018, the Board reduced the maximum number of Common Shares reserved for issuance under the Stock Option Plan to the lesser of (a) a rolling maximum of 8.1% (previously 10%) of the issued and outstanding Common Shares from time to time; or (b) 7,000,000 Shares;

•
in accordance with the insider participation limits of the Toronto Stock Exchange (“TSX”), the number of Common Shares (together with those shares which may be issued pursuant to other share compensation arrangements of the Corporation, including under the Corporation’s Treasury RSU Plan):  (i) issuable to insiders of the Corporation shall not exceed 10% of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation, within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares. In addition to the foregoing limits, the Corporation does not intend to issue securities under any of its security based compensation plans that would, when aggregated, result in the number of Common Shares issuable exceeding 10% of the issued and outstanding Common Shares from time to time;

•	the number of Common Shares issued to any one person shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued to any one insider of the Corporation and such insider’s associates (together with those shares which may be issued pursuant to any other share compensation arrangements of the Corporation), within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued to outside directors of the Corporation shall not exceed 1% of the total issued and outstanding Common Shares and the equity award value of any grant of options to outside directors shall not exceed $100,000 per year per outside director;

•
the exercise price for options under the Stock Option Plan is to be determined by a committee appointed by the Board (the “Committee”) or, if no committee is appointed, the Board, but shall not be less than the closing market price of the Common Shares on the TSX (in respect of Canadian participants) and the Nasdaq Global Market (“NASDAQ”) (in respect of all other participants) on the effective date of the grant of the options;

•
the options will become vested and exercisable as to 12/48th of its Common Shares on the first anniversary of the start vesting date determined by the Committee, and vested and exercisable with respect to an additional 1/48th  of the Common Shares at the end of each successive month thereafter;

•
options may be exercised until the expiration date specified in the stock option certificate, which shall be set by the Committee.  The expiration date cannot be more than 5 years from the date of grant.  If, at the expiration date, the trading of Common Shares is restricted under the insider trading policy or any other policy of the Corporation, then the expiration date shall be deemed to be the 10th business day following the expiry of such restriction;

•
if a participant’s employment is terminated the participant may exercise his or her options no later than:  (i) three months after the date of termination in the case of a termination of employment for any reason other than death or disability; and (ii) no later than 12 months after the date of termination in respect of a termination of employment due to death or disability, in each case to the extent that the participant’s options would have been vested and exercisable on the date of termination;

•	options granted under the Stock Option Plan are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;

•
the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or respectively, amend, suspend, or terminate the Stock Option Plan or any option granted under the Stock Option Plan, including, without limiting the generality of the foregoing, changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Stock Option Plan, and changes regarding the vesting of options; provided, however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)
no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of an optionee with respect to any then outstanding Option, as determined by the Board acting in good faith, without his or her consent in writing;

(c)	the Board shall obtain shareholder approval of the following:

(i)
any amendment to the maximum number of Common Shares specified in section 2.1 of the Stock Option Plan in respect of which options may be granted under the Plan (other than pursuant to section 2.2 of the Stock Option Plan);

(ii)	any amendment that would reduce the exercise price of an outstanding option (as defined in applicable securities laws), other than pursuant to section 2.2 of the Stock Option Plan;

(iii)	any amendment that would extend the term of any option granted under the Stock Option Plan beyond the expiration date;

(iv)	any cancellation and re-issue of options;

(v)
any amendments to eligible participants that may permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation;

(vi)	any amendment which would permit options granted under the Stock Option Plan to be transferable or assignable other than for normal estate settlement purposes; and

(vii)	any amendment to section 6.1(c) of the Stock Option Plan.

•
there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Corporation’s corporate structure or capitalization.

In addition to the foregoing:

•	Employees who are French tax residents may not sell shares acquired on exercise of options before the fourth anniversary of the date of grant.

•	Stock options have zero value to the recipient unless share price increases compared to the share price on the date of issue.

•
The number of stock options granted is based on the target dollar value of the award divided by the average Black-Scholes valuation, calculated on the last trading day of each of the six months preceding the date of approval of the grant, based on the closing market price of the Corporation’s common shares on each such date.

•
The exercise price is the closing market price of the Corporation’s common shares on the TSX (in respect of Canadian participants) or NASDAQ stock exchange (in respect of all other participants) on the effective grant date, which is the second business day following the press release announcing the Corporation’s annual or quarterly financial results, unless on such date a black-out period is in effect, in which case the effective date shall be delayed and shall become the second business day following the cessation of such black-out period.  There are additional requirements arising in connection with those employees who are French tax residents.

Restricted Share Unit Plans

We maintain three RSU plans: two market-based RSU plans, one for U.S. employees and one for all non-U.S. employees (the "Market RSUs Plans"), obligations from which are ultimately settled by shares acquired by the Corporation in the market, and a treasury-based RSU plan (the “Treasury RSU Plan”), obligations from which are ultimately settled by the issuance of shares from treasury or in cash.

The material terms of the Treasury RSU Plan are as follows:

•
the number of outstanding RSUs under the Treasury RSU Plan, as of April 10, 2018, is 700,252, representing 1.9% of the issued and outstanding Common Shares as of such date. Based on the number of shares outstanding, 235,231 RSUs are available for future allocation under the Plan;

•
employees and independent contractors of the Corporation not working less than 20 hours per week, outside directors, and consultants to the Corporation in respect of whom the Corporation is permitted to grant options are eligible to participate in the Treasury RSU Plan;

•
pursuant to a resolution dated April 11, 2017, the Board of Directors of the Corporation amended the maximum number of RSUs which may be outstanding under the Treasury RSU Plan from time to time to be a variable number equal to 2.6% (reduced from 3.5%) of the issued and outstanding Common Shares of the Corporation (on a non-diluted basis) from time to time. As set out above under "Business of the Meeting" and as highlighted in the blacklined version of the Treasury RSU Plan attached as Appendix A, Shareholders are being asked to approve certain amendments to the Treasury RSU Plan to, among other things, change the restriction on the number of RSUs which may be outstanding under the Treasury RSU Plan to a limitation on the number of Common Shares issuable from time to time pursuant to outstanding awards. If these amendments are approved, the maximum number of Common Shares issuable pursuant to awards under the Treasury RSU Plan from time to time will not exceed 3.7% of the Corporation's issued and outstanding shares, from time to time;

•
in accordance with the insider participation limits of the TSX, the number of Common Shares: (i) issuable to insiders of the Corporation together with any Common Shares issuable pursuant to any other security based compensation arrangement as defined in the Treasury RSU Plan, shall not exceed 10% of the issued and outstanding Common Shares, and (ii) issued to insiders of the Corporation, within any one-year period, shall not exceed 10% of the issued and outstanding Common Shares. In addition to the foregoing limits, the Corporation does not intend to issue securities under any of its security based compensation plans that would, when aggregated, result in the number of Common Shares issuable exceeding 10% of the issued and outstanding Common Shares from time to time;

•	the number of Common Shares issued to any one person under the Treasury RSU Plan shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued, together with any Common Shares issued pursuant to any other security based compensation arrangement, to any insider of the Corporation and such insider's associates, within a one-year period, shall not exceed 5% of the issued and outstanding Common Shares;

•
the number of Common Shares issued to outside directors of the Corporation, together with any Common Shares issued pursuant to any other security based compensation arrangement, shall not exceed 1% of the issued and outstanding Common Shares and the equity award value of grants of awards to outside directors shall not exceed $100,000 per year per outside director (under the amendments proposed in Appendix A, this will be increased to $150,000 per year);

•
on the effective date of each restricted share unit approved for issuance, the restricted share unit will be issued for the fair market value thereof, being the closing market price of the Common Shares on the TSX (in respect of Canadian participants) and NASDAQ (in respect of all other participants) on such date;

•
unless otherwise determined by the Corporation and specifically set out in the relevant grant agreement, restricted share units will vest (then called vested share units) 1/3 on each anniversary of the effective date of grant up to and including the third anniversary date;

•
vested share units will be settled by the Corporation by issuing Common Shares from treasury or paying cash. Each vested share unit is entitled to one Common Share or cash in lieu, which cash payments shall be determined by multiplying the number of vested RSUs by the fair market value (as that term is defined in the Treasury RSU Plan) on the issue date, less applicable withholding. As discussed above and highlighted in Appendix A certain amendments have been proposed to the Treasury RSU Plan to clarify that share units may become vested share units based on a multiplier which shall not exceed 200%;

•
unless otherwise determined by the Board in its sole discretion or unless otherwise expressly set forth in a grant agreement pertaining to a particular award, if a participant’s employment is terminated for or without cause, and subject to the discretion of the Committee and the terms of certain employment agreements, all unvested share units will be canceled. If a participant’s employment is terminated by reason of death or disability, then the vesting of all outstanding unvested share units shall be accelerated and such units shall become vested share units;

•
the maximum term of an award under the Treasury RSU Plan is five (5) years from the date of grant.  If the expiry date of an award falls within a period of time (i) during which, pursuant to the policies relating to insider trading adopted by the Board, certain designated persons may not trade in any securities of the Corporation, or (ii) when there exists undisclosed material information in respect of the Corporation (each a “Black out Period”), such date may be extended to the date that is ten business days from the date that any Black-out Period end.

•	restricted share units granted under the Treasury RSU Plan are not transferable or assignable, except to immediate family members or to a corporation of which a participant is the sole shareholder;

•
the Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate the Treasury RSU Plan, any provisions thereof or any restricted share unit granted under the Treasury RSU Plan, as the Board, in its sole discretion, deems appropriate including, without limiting the generality of the foregoing:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Treasury RSU Plan,

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Treasury RSU Plan,

(c)	to change the vesting provisions of restricted share units including, without limitation, any acceleration of vesting provisions; or

(d)	to change the termination provisions of restricted share units or the Treasury RSU Plan which does not entail an extension beyond the original expiry date of the restricted share units;
provided, however that:

(e)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(f)
no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a participant with respect to any then outstanding restricted share unit, as determined by the Board acting in good faith, without his or her consent in writing;

(g)	the Board shall obtain shareholder approval of the following amendments (all section references are to sections in the Treasury RSU Plan):

(i)	to increase the maximum number of Common Shares issuable on the exercise of awards under section 6.1 (other than pursuant to section 10 or section 11);

(ii)	to increase the number of Common Shares issuable to insiders above the restrictions in section 6.2;

(iii)	to extend the expiry date of any outstanding awards;

(iv)	to extend the maximum permitted expiry date under the Treasury RSU Plan beyond five (5) years;

(v)	to cancel and re-issue any awards;

(vi)	to permit share units granted under the Treasury RSU Plan to be transferable or assignable other than for normal estate settlement purposes;

(vii)
to change the definition of participants to permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on outside director participation; and

(viii)	any amendment to Section 12.1(g), which enumerates those amendments to the Treasury RSU Plan which require shareholder approval.

•
there are provisions for adjustment in the number of Common Shares issuable on vesting of RSUs in the event of a share consolidation, split, reclassification or other relevant change in the Corporation’s corporate structure or capitalization.

In the case of the Market RSU Plans, an independent trustee purchases the Corporation’s common shares on the TSX or NASDAQ, using the Corporation’s cash, and holds such shares in trust until the fixed vesting dates.  Eligible participants include employees and, subject to applicable law, outside directors and non-employee corporate officers.  RSUs vest 1/3 on each anniversary of the effective date of the grant, up to and including the third anniversary date.  Vesting of RSUs for employees who are French tax residents commences on the second anniversary of the effective date of the grant.

With respect to both the Treasury RSU plan and the Market RSU plans:

•
on each fixed vesting date, RSUs are settled with the Corporation’s common shares held either by the trustee or issued from treasury, on the basis of one common share for each vested share unit. Share units may become vested share units on a one for one basis or based on a performance-based multiplier which shall not exceed 200%, as set out in the applicable grant agreement;

•
the number of RSUs approved for issuance is based on the target dollar value of the award divided by the average closing price of the Corporation’s common shares on the last trading day of each of the six months preceding the date of approval; and

on the effective date of each RSU approved for issuance (being the second business day following the Corporation’s quarterly or annual earnings release), the restricted share unit is issued for the fair market value thereof, being a price not less than the closing market price of the Corporation’s common shares on the TSX or NASDAQ on such date.

APPENDIX A

SIERRA WIRELESS, INC.
2011 TREASURY BASED
RESTRICTED SHARE UNIT PLAN

1.	PURPOSE

1.1
This Restricted Share Unit Plan has been established by the Company to provide long-term incentives for the success of the Company, to support the objectives of employee share ownership, to foster a responsible balance between short term and long term results, and to build and maintain a strong spirit of performance and entrepreneurship.

2.	PLAN DEFINITIONS AND INTERPRETATIONS

2.1	In this Plan, the following terms have the following meanings:

(a)	“Accelerated Payment Date” has the meaning ascribed thereto in Section 7;

(b)	“Account” has the meaning ascribed thereto in section 5.1;

(c)
“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, the Securities Act (British Columbia), the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(d)	“Applicable Withholding Taxes” has the meaning ascribed thereto in Section 15.5;

(e)	“Award” means an award of Share Units granted to a Participant under the Plan;

(f)	“Award Value” means the target dollar amount for an Award as contemplated by section 3.1 hereof.

(g)
“Beneficiary” means any person designated by a Participant by written instrument filed with the Company to receive any amount, securities or property payable under the Plan in the event of the Participant’s death or, failing any such effective designation, the Participant’s legal representative;

(h)	“Black-Out Extension Term” means ten (10) business days from the date that any Black-Out Period ends;

(i)
“Black-Out Period” means a period of time (i) during which, pursuant to policies relating to insider trading adopted by the Board, certain designated persons may not trade in any securities of the Company; or (ii) when there exists undisclosed material information in respect of the Company;

(j)
“Board” means the board of directors of the Company and, to the extent that any or all of the powers of the Board are delegated to the Committee in accordance with section 13.1 hereof, includes the Committee;

(k)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday observed in the Province of British Columbia;

(l)
“Committee” means a committee appointed by the Board, or, if no committee is appointed, the Board, as such committee may be constituted from time to time and may be designated to, inter alia, interpret, administer and implement the Plan;

(m)	“Company” means Sierra Wireless, Inc. and its respective successors and assigns;

(n)
“Corporate Transaction” means a sale of all or substantially all of the Company’s assets or shares, or a merger, consolidation or other capital reorganization of the Company with or into another corporation;

(o)
“Designated Affiliated Entity” means a person (including a trust or a partnership) or company in which the Company has a significant investment and which the Company designates as such for the purposes of this Plan;

(p)	“Disability” means the illness or mental or physical disability or total or partial incapacity of an individual, as certified by a duly qualified medical practitioner, such that:

(i)
solely due to such illness, mental or physical disability or incapacity, the individual is unable to perform his duties or unable to competently perform his duties as an employee of the Company, a Subsidiary or Designated Affiliated Entity either for any consecutive 4 month period or for any period of 6 months (whether or not consecutive) in any consecutive 12 month period; or

(ii)	a court of competent jurisdiction has declared such individual to be mentally incompetent or incapable of managing his or her affairs;

(q)	“Effective Date” means the 17th day of May, 2011, when this Plan was approved by the shareholders of the Company;

(r)
“Exercise Date” means the day upon which the Company receives notice from the Participant of exercise of all or a portion of the Vested Share Units held by such Participant or, failing such notice, the day immediately prior to the Expiry Date;

(s)
“Expiry Date” means the date determined by the Committee (not to exceed five (5) years from the Grant Date), subject to extension in accordance with section 7.9, in connection with each Award made pursuant to the Plan which is the last Business Day on which Shares may be issued pursuant to Awards granted hereunder;

(t)
“Fair Market Value” means, on any particular date, the closing sales price of the Shares (or if such price is not reported then the mean of the bid and ask prices) on the Toronto Stock Exchange (in respect of Canadian Participants) and on the Nasdaq Global Market (in respect of all other Participants) or, if the Shares are not traded on such date, then on the immediately preceding trading date. In the event that the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Board in its sole discretion, acting reasonably and in good faith;

(u)	“Fiscal Year” means a fiscal year of the Company;

(v)	“Grant Agreement” means an agreement between the Company and a Participant under which an Award is granted, together with such amendments, deletions or changes thereto as are permitted under the Plan;

(w)	“Grant Date” means the date as of which an Award shall take effect, provided that the Grant Date shall not be a date prior to the date the Committee approves an Award;

(x)	“including” means including without limitation;

(y)	“Insider” shall have the meaning given to that term in the TSX rules relating to security-based compensation arrangements;

(z)	“Issue Date” means, with respect to any Award, the date upon which Shares covered thereunder shall be issued to the Participant of such Award;

(aa)	“Outside Director” means every director of the Company who is not a full-time employee or independent contractor of the Company;

(bb)	“Participant” means any person who is:

(i)
a full-time employee or independent contractor of the Company and its majority-owned subsidiaries (“subsidiaries”), or a part-time employee or independent contractor of the Company and its subsidiaries working not less than 20 hours per week; or

(ii)	a consultant to the Company or a subsidiary in respect of whom the Company is permitted to grant Options; or

(iii)	an Outside Director of the Company or a subsidiary;

(cc)	“Plan” means this 2011 Treasury Based Restricted Share Unit Plan, as amended and restated from time to time;

(dd)	“Security Based Compensation Arrangement” has the meaning ascribed thereto in the provisions of the TSX rules relating to security based compensation arrangements;

(ee)
“Shares” means the common shares of the Company, and includes any shares of the Company into which such shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization and “Share” means one such common share of the Company;

(ff)	“Share Unit” means a right, granted in accordance with section 3.1 hereof~~, to receive a Share~~;

(gg)	“Stock Exchange Rules” means the applicable rules of any stock exchange or quotation system upon which shares of the Company are listed or quoted, as applicable;

(hh)	“Subsidiary” means a subsidiary, as defined in the Canada Business Corporations Act;

(ii)
“Termination” or “Terminated” means, for purposes of this Plan with respect to a Participant, that the Participant has for any reason ceased to provide continuous services as an employee to the Company, a Subsidiary or a Designate Affiliated Entity. An employee will not be deemed to have ceased to provide continuous services as an employee in the case of:

(i)	sick leave; or

(ii)
any other leave of absence approved by the Committee, provided that such leave is for a period of not more than 90 days unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to formal policy adopted from time to time by the Company, a Subsidiary or a Designated Affiliated Entity and issued and promulgated to employees in writing.

The Committee will have sole discretion to determine whether a Participant has ceased to provide continuous services as an employee and the effective date on which the Participant ceased to provide services (the “Termination Date”);

(jj)	“TSX” means the Toronto Stock Exchange.

(kk)	“Vested Share Units” means Share Units which have vested in accordance with the terms of this Plan and/or the terms of the applicable Grant Agreement; and

(ll)	“Vesting Date” means the date on which ~~a~~ Share ~~Unit becomes a~~Units become Vested Share ~~Unit~~Units pursuant to the provisions of this Plan and the terms of the applicable Grant Agreement.

2.2	In the Plan, references to the masculine include the feminine; and references to the singular shall include the plural and vice versa, as the context shall require.

2.3
The Plan shall be governed and interpreted in accordance with the laws of the Province of British Columbia and any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of British Columbia.

2.4
If any provision of the Plan or part hereof is determined to be void or unenforceable all or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

2.5
Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained. A reference to a section or schedule shall, except where expressly stated otherwise, mean a section or schedule of the Plan, as applicable.

2.6
The Company may establish schedules to the Plan for the benefit of Participants outside Canada, based on the Plan but modified to take account of local tax, exchange control or securities in countries other than Canada.

3.	AWARDS AND TERMS IN GENERAL

3.1
Subject to the terms of the Plan, the Board may, from time to time, grant one or more Awards of Share Units to Participants on such terms and conditions consistent with the Plan as the Board shall determine. In determining the Participants to whom Awards may be granted and the individual Award Value therefore, the Board may take into account such factors as it shall determine, in its sole and absolute discretion. In determining the number of Share Units covered by each Award, the Board shall ensure that, to the greatest extent possible, its methodology is applied on a consistent basis.

3.2
Each Vested Share Unit will give the Participant the right to receive one Share, or a portion or multiple thereof as determined by any performance based multiplier specified in the Grant Agreement, or cash in lieu in accordance with Article ~~7 with respect to each such~~ 7. Share ~~Unit which has~~Units will become ~~a~~ Vested Share ~~Unit~~Units pursuant to the provisions of this Plan and in accordance with the terms of the Grant Agreement relating to such Share ~~Unit~~Units which, for greater certainty, may provide that Share Units may become Vested Share Units based on a multiplier which shall not exceed 200%, as contemplated in Section 3.4 below.

3.3
Unless otherwise determined by the Company and as specifically set out in the Grant Agreement, and subject to the terms of this Plan, including section 7, and the Grant Agreement, Share Units granted to a Participant hereunder shall become Vested Share Units as follows: one-third (1/3) of the Share Units shall become Vested Share Units on the first anniversary of the Grant Date for such Share Units; one-third (1/3) of the Share Units shall become Vested Share Units on the second anniversary of the Grant Date for such Share Units; and one-third (1/3) of the Share Units shall become Vested Share Units on the third anniversary of the Grant Date for such Share Units. The vesting provisions in any Grant Agreement will be determined by the Board in its sole discretion. The Board in its sole discretion may, by resolution, permit all unvested Share Units to vest immediately and be paid out in accordance with Article 7.

3.4	Subject to the terms of the Plan and Applicable Law, the Company may determine other terms or conditions of any Share Units, including

(a)
any additional conditions with respect to the vesting of Share Units, in whole or in part, to become Vested Share Units (subject, for greater certainty, to the multiplier cap of 200% set out below) or the payment of cash or the provision of Shares under the Plan;

(b)	restrictions on the resale of Shares including escrow arrangements; and

(c)	any other terms and conditions the Company may in its discretion determine;
which shall be set out in the Grant Agreement. The conditions may relate to all or a portion of the Share Units in an Award and may be graduated such that different percentages (which may be greater or lesser than 100% subject to such percentage being no greater than 200%) of the Share Units in an Award will become vested depending on the extent of satisfaction of one or more such conditions, including any conditions relating to performance. The Company may, in its discretion, subsequent to the Grant Date, waive any such term or condition or determine that it has been satisfied.

3.5	No certificates shall be issued with respect to Share Units.

4.	GRANT AGREEMENT

4.1
Each Award will be evidenced by a Grant Agreement, in such form or forms as the Board shall approve from time to time, containing such terms and conditions consistent with the Plan as the Board may determine and such other terms and conditions not inconsistent herewith as the Company may, in its sole discretion, deem appropriate.

5.	AWARDS AND ACCOUNTS

5.1
An account (“Account”), shall be maintained by the Company for each Participant and will be credited with such Awards of Share Units as are received by a Participant from time to time pursuant to sections 3.1 and 5.2. Share Units that fail to vest with a Participant pursuant to sections 7.2 or 7.3, or Article 9, or that are paid out to the Participant or his Beneficiary, shall be cancelled and shall cease to be recorded in the Participant’s Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be.

5.2
The Company shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties, which records shall, absent manifest error, be considered conclusively determinative of all information contained therein.

5.3
A Participant shall not be entitled to receive any dividends or dividend equivalents in the event that the Company declares dividends that would have been paid to the Participant if the Share Units in his or her Share Unit Account on the relevant record date for dividends on the Shares had been Shares.

6.	RESTRICTIONS ON ISSUANCE

6.1
Subject to adjustment in accordance with Sections 10 and 11, the aggregate number of ~~Share Units outstanding~~Shares issuable pursuant to outstanding Awards under the Plan from time to time shall not exceed ~~2.6~~3.7% of the number of issued and outstanding Shares from time to time.

6.2	Notwithstanding the foregoing:

(a)	the number of Shares issued to any one person pursuant to the Plan shall not exceed 5% of the total number of outstanding Shares on non-diluted basis;

(b)
the maximum number of Shares issuable to Insiders pursuant to the Plan, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 10% of the total number of outstanding Shares on a non‑diluted basis;

(c)
the maximum number of Shares issued to Insiders pursuant to the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, within any one year period, shall not exceed 10% of the total number of outstanding Shares on a non-diluted basis;

(d)
the number of Shares issued pursuant to the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, to any one Insider and such Insiders’ associates, within a one-year period, shall not exceed 5% of the outstanding Shares on a non-diluted basis; and

(e)
the number of Shares issued to Outside Directors under the Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, shall not exceed 1% of the total number of outstanding Shares on a non-diluted basis and the Award Value of all Awards (together with the award value of all other rights granted under any other Security Based Compensation Arrangement) to Outside Directors shall not exceed $~~100,000~~150,000 per year per Outside Director.

7.	SETTLEMENT OF SHARE UNITS

7.1
Upon receipt of a notice from the Participant of exercise of all or a portion of the Vested Share Units held by such Participants, or failing such notice immediately prior to the Expiry Date (such date being the Issue Date), the Company shall settle the Vested Share Units specified in such notice, by either:

(a)	issuing Shares to the Participant or the Participant’s Beneficiary, as the case may be, in accordance with Section 7.2; or

(b)	paying cash to the Participant or the Participant’s Beneficiary, as the case may be, in accordance with Section 7.3.
Where the Board does not specify any payment method for the Vested Share Units credited to a Participant’s Account, the form of payment shall be in Shares as provided in Section 7.2.

7.2
Where the Company issues Shares from treasury, the number of Shares that are issuable to the Participant on the Issue Date shall be issued from treasury by the Company as fully paid and non-assessable shares in consideration of past services valued by the Board at no less than the Fair Market Value of the number of Shares covered by the Award at the Grant Date.

For greater certainty and without limiting the generality of the foregoing, the number of Shares issued to a Participant will be equal to the number of Vested Share Units specified in the notice, less the number of Shares that results by dividing the Applicable Withholding Taxes by the Fair Market Value as at the Issue Date.
Fractional Shares shall not be issued and where a Participant would be entitled to receive a fractional Share in respect of any Vested Share Unit, the Company will pay to such Participant, in lieu of such fractional Share, cash equal to the Fair Market Value on the Issue Date, as applicable, of the fractional Vested Share Unit, net of Applicable Withholding Taxes.

7.3
Where the Board elects to settle the Vested Share Units in cash, the payment will be equal to the product that results by multiplying (a) the number of Vested Share Units specified in the notice, and (b) the Fair Market Value on the Issue Date, less an amount equal to the Applicable Withholding Taxes.

7.4
Unless otherwise agreed to by the Participant and the Board, the Company will settle the Vested Share Units by the payment in cash, Shares, or a combination thereof, as elected by the Committee and calculated in accordance with Sections 7.2 and 7.3, to the Participant within 30 days of the applicable Issue Date.

7.5
In the event of the death of a Participant, the Company, as applicable, shall make a payment in cash, issue Shares or use a combination of such payment methods, as elected by the Board and calculated in accordance with Sections 7.2 and 7.3, within 30 days of the Participant’s death.

7.6
Upon payment pursuant to this Article 7, the entitlement of a Participant to receive any and all amounts in respect of the Vested Share Units to which such payment relates shall be fully discharged and satisfied and all such Vested Share Units shall thereupon be cancelled and terminated.

7.7	No interest shall accrue to, or be credited to, the Participant or his Beneficiary on any amount payable under the Plan.

7.8
The Company shall not be obliged to issue any Shares if such issuance would violate any Applicable Law. The Company, in its sole discretion, may postpone the issuance or delivery of Shares under any Award as the Board may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with Applicable Law. The Company shall not be required to qualify for resale pursuant to a prospectus or similar document any Shares awarded under the Plan.

7.9	In the event the Expiry Date would otherwise occur during a Black-Out Period, the Expiry Date shall be extended to the last day of the Black-Out Extension Period.

8.	TERMINATION OF EMPLOYMENT RELATIONSHIP

8.1
Unless otherwise determined by the Board in its sole discretion or unless otherwise expressly set forth in a Grant Agreement pertaining to a particular Award or any written employment agreement governing a Participant’s role with the Company, if a Participant is Terminated by reason of Disability or death prior to a Vesting Date or Vesting Dates, then vesting of all outstanding Award of Share Units not yet vested shall be accelerated such that all such Share Units shall become Vested Share Units.

8.2
Unless otherwise determined by the Board in its sole discretion or unless otherwise expressly set forth in a Grant Agreement pertaining to a particular Award or any written employment agreement governing a Participant’s role with the Company, if a Participant is Terminated for any reason other than Disability or death, then any outstanding Award of Share Units that have not become Vested Share Units prior to the Participant’s Termination shall immediately be cancelled and forfeited and all rights and interests in respect of such Share Units of the Participant (and the executors, administrators, beneficiaries or other permitted transferee of the Participant) shall thereupon terminate, in all cases, for no consideration.

9.	FORFEITED SHARE UNITS

9.1
No cash or other compensation shall at any time be paid in respect of any Share Units which have been forfeited or terminated under this Plan or on account of damages relating to any Share Units which have been forfeited or terminated under this Plan.

9.2
Notwithstanding any other provision of the Plan or a Grant Agreement, Share Units granted hereunder shall terminate, if not exercised or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after the Expiry Date.

10	CORPORATE TRANSACTION

10.1	In the event of a Corporate Transaction or proposed Corporate Transaction, the Company, at its option, may, subject to Stock Exchange Rules, do either of the following:

(a)
the Company may redeem and cancel Share Units upon giving to any Participant to whom such Share Units have been granted at least 10 days’ written notice of its intention to do so, and the Company shall make a payment in respect of such Share Units in accordance with Article 7, without regard to the vesting provisions attached to the Share Units contained in the Plan and without regard to the tax consequences of such action to any Participant; or

(b)
the Company, or any corporation or entity which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the Corporate Transaction becoming effective, may, upon notice to the Participant, substitute for Shares under this Plan securities into which the Shares are changed or are convertible or exchangeable, or securities of such other corporation or entity on a basis proportionate to the number of Share Units in the Participant’s account or some other appropriate basis, or some other property.

10.2
The Company may specify in any notice under section 10.1, that, if for any reason, the Corporate Transaction is not completed, the Company may revoke such notice. The Company may exercise such right by further notice in writing to the Participant and the Share Unit shall thereafter continue to be allocated to the Participant in accordance with its terms.

10.3
Subsections (a) and (b) of section 10.1 are intended to be permissive and may be utilized independently or successively or in combination or otherwise, and nothing therein contained shall be construed as limiting or affecting the ability of the Company to deal with Share Units in the event of a Corporate Transaction in any other manner.

10.4
In the event of the proposed dissolution or liquidation of the Company, to the extent that a Share Unit has not previously become a Vested Share Unit, it will terminate immediately prior to the consummation of such proposed action and, except as provided below in this section 10.4, no payment shall be made with respect thereto. The Company may, in the exercise of its sole discretion in such instances, declare that any Share Unit shall become a Vested Share Unit and be subject to a payment as of a date fixed by the Committee.

11.	CHANGES IN SHARE CAPITAL

11.1
If the number of outstanding Shares of the Company shall be increased or decreased as a result of a stock split, consolidation, reclassification or recapitalization and not as a result of the issuance of Shares for additional consideration or by way of a stock dividend in the ordinary course, the Company may make appropriate adjustments to the number of Share Units outstanding under the Plan provided that the Fair Market Value of outstanding Awards of Share Units after such an adjustment shall not exceed the Fair Market Value immediately prior thereto. Any determinations by the Company as to the adjustments shall be made in its sole discretion and all such adjustments shall be conclusive and binding for all purposes under the Plan.

12.	AMENDMENT OR TERMINATION OF PLAN

12.1
The Board shall have the power to, without shareholder approval, at any time and from time to time, either prospectively or retrospectively, amend, suspend, or terminate the Plan, any provisions thereof or any Share Unit granted under the Plan, as the Board, in its sole discretion, deems appropriate including, without limiting the generality of the foregoing:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the Plan,

(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the Plan,

(c)	to change the vesting provisions of Share Units including, without limitation, any acceleration of vesting provisions; or

(d)	to change the termination provisions of Share Units or the Plan which does not entail an extension beyond the original Expiry Date of the Share Units;
provided, however that:

(e)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(f)
no such amendment, suspension or termination shall be made at any time to the extent such action would materially adversely affect the existing rights of a Participant with respect to any then outstanding Share Unit, as determined by the Board of Directors acting in good faith, without his or her consent in writing;

(g)	the Board shall obtain shareholder approval of the following amendments:

(i)	to increase the maximum number of Shares issuable on the exercise of Awards under Section 6.1 (other than pursuant to Section 10 or Section 11);

(ii)	to increase the number of Shares issuable to Insiders above the restrictions in Section 6.2;

(iii)	to extend the Expiry Date of any outstanding Awards;

(iv)	to extend the maximum permitted Expiry Date under the Plan beyond five (5) years;

(v)	to cancel and re-issue any Awards;

(vi)	to permit Share Units granted under the Plan to be transferable or assignable other than for normal estate settlement purposes;

(vii)
to change the definition of Participants to permit the introduction or re-introduction of non-employee directors on a discretionary basis or amendments that increase limits previously imposed on Outside Director participation; and

(viii)	to amend this Section 12.1(g).

12.2
If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board of Directors and in force on the date of termination will continue in effect as long as any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board of Directors shall remain able to make such amendments to the Plan or the Share Units as they would have been entitled to make if the Plan were still in effect.

13.	ADMINISTRATION

13.1
The Board shall have the authority to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan subject to and not inconsistent with the express provisions of this Plan including, without limitation, the authority to:

(a)
determine the Participants and approve the terms and conditions of Awards granted to Participants including, without limitation, the Award Value, the Grant Date and any charges to the vesting schedule in section 3.3;

(b)	interpret the Plan and Grant Agreements;

(c)	prescribe, modify and rescind procedures, rules and policies relating to the Plan;

(d)
correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent it considers necessary or advisable for the implementation and administration of the Plan;

(e)	exercise all rights reserved to the Company under the Plan;

(f)	determine the terms and conditions of Grant Agreements to be used in connection with the Awards of Share Units; and

(g)	make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of the Plan.
The Board’s determinations and actions under this Plan are final, conclusive and binding on the Company and the Participants.
To the extent permitted by Applicable Law, the Board may from time to time delegate to the Committee all or any of the powers of the Board. Any decision made or action taken by the Board or by the Committee arising out of or in connection with the administration or interpretation of this Plan in this context is final, binding and conclusive on the Company and the Participants.

13.2
The Company shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. Subject to Applicable Law, at such times as the Company shall determine, the Company or its stock plan service provider shall furnish the Participant with a statement setting forth the details of his or her Share Units including the Grant Date and the Vested and unvested Share Units held by each Participant. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is given to the Company within 30 days after such statement is given to the Participant. Any payment, notice, statement, certificate or other instrument required or permitted to be given under the Plan shall be given by: (i) delivering it personally to the recipient; or (ii) mailing it postage paid (provided that the postal service is then in operation); or (iii) delivering it to the address which is maintained for the Participant in the Company’s personnel records or the Company (attention, Vice President Finance), as applicable. Such payment, notice, statement, certificate or other instrument shall be deemed to have been given or delivered on the date on which it was delivered, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second business day following the date on which it was mailed and if by facsimile or similar means of electronic transmission, on the next business day following transmission.

14.	BENEFICIARIES AND CLAIMS FOR BENEFITS

14.1
Subject to the requirements of Applicable Law, a Participant may designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Company may from time to time determine.

15.	GENERAL

15.1
The transfer of an employee form the Company to a Subsidiary or a Designated Affiliated Entity, from a Subsidiary or a Designated Affiliated Entity to the Company, or from one Subsidiary or Designated Affiliated Entity to another Subsidiary or Designated Affiliated Entity, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Company as continuing intact the employment relationship; in such a case, the employment relationship shall be continued until the later of the date when the leave equals ninety days or the date when a Participant’s right to reemployment shall no longer be guaranteed either by law or by contract, except that in the event active employment is not renewed at the end of the leave of absence, the employment relationship shall be deemed to have ceased at the beginning of the leave of absence.

15.2
The determination by the Company of any question which may arise as to the interpretation or implementation of the Plan or any of the Share Units granted hereunder shall be final and binding on all Participants and other persons claiming or deriving rights through any of them.

15.3
The Plan shall enure to the benefit of and be binding upon the Company, its successors and assigns. The interest of any Participant under the Plan or in any Share Unit shall not be transferable or alienable by him or her either by pledge, assignment or in any other manner, except to a spouse, children or grandchildren or a personal holding company or family trust controlled by a Participant, the shareholders or beneficiaries of which, as the case may be, are any combination of the Participant, the Participant’s spouse, the Participant’s children or the Participant’s grandchildren, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant’s Beneficiary.

15.4
The Award of Share Units and the Company’s obligation to settle Vested Share Units hereunder is subject to compliance with Applicable Law. As a condition of participating in the Plan, each Participant agrees to comply with all such Applicable Law and agrees to furnish to the Company all information and undertakings as may be required to permit compliance with such Applicable Law.

15.5
The Company, a Subsidiary or a Designated Affiliated Entity may withhold from any amount payable to a Participant, either under this Plan, or otherwise, such amount as may be necessary so as to ensure that the Company, the Subsidiary or the Designated Affiliated Entity will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant. The Company, a Subsidiary and a Designated Affiliated Entity shall also have the right in its discretion to satisfy any such liability for withholding or other required deduction amounts by selling or requiring the Participant to sell Shares which would otherwise be provided to the Participant hereunder. The Company may require a Participant, as a condition to the settlement of a Vested Share Unit, to pay or reimburse the Company, a Subsidiary or a Designated Affiliated Entity for any such withholding or other required deduction of amounts related to the settlement of Vested Share Units.

15.6	A Participant shall not have the right or be entitled to exercise any voting rights, receive any dividends or have or be entitled to any other rights as a shareholder in respect of any Share Units.

15.7
Neither designation of an employee as a Participant nor the Award of any Share Units to any Participant entitles any Participant to any further Award, of any Share Units under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of any person that employs a Participant to terminate the Participant’s employment at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment, wrongful or otherwise, shall be considered as extending the period of employment for the purposes of the Plan.

SIERRA WIRELESS, INC.
2011 TREASURY BASED RESTRICTED SHARE UNIT PLAN
ADDENDUM FOR U.S. PARTICIPANTS
This Addendum modifies the Sierra Wireless, Inc. 2011 Treasury Based Restricted Share Unit Plan (the “Plan”) with respect to Awards issued to individuals who are residents of the United States or otherwise subject to the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for purposes of the tax treatment of Awards (referred to as “U.S. Participants”). Capitalized terms in this Addendum that are not otherwise defined will have the meaning provided in the Plan.
1.Modification to Corporate Transaction Definition. For U.S. Participants, the definition of Corporate Transaction shall have the same meaning as a change in control event as defined by Treas. Reg. Section 1.409A-3(i)(5), rather than that definition in Section 2.1(n) of the Plan.

2. ~~1.~~ Modification to Awards and Terms in General. Contrary to the last sentence of Section 3.3 of the Plan, the Board may not, in ~~it~~its sole discretion, and by resolution, accelerate the vesting of Share Units held by U.S. Participants. For U.S. Participants Share Units will vest in accordance with the schedule provided in Section 3.3 of the Plan, or in accordance with an alternative schedule provided in the Grant Agreement, with the potential of accelerated vesting upon a Participant’s death or Disability, in accordance with Section 8.1, or upon a Corporate Transaction, unless specifically provided otherwise in the Grant Agreement.

3. ~~2.~~ Modification to Settlement of Share Units. Section 7.1 of the Plan is modified such that a U.S. Participant may not choose when to exercise any part of his Vested Share Units, but rather the settlement of Awards will occur automatically in conjunction with the Vesting Date, or the Participant’s death or Disability, in accordance with Section 7.4 and 7.5. Section 7.4 of the Plan is also modified to eliminate any right of a U.S. Participant and/or the Board (with respect to a U.S. Participant) to accelerate or defer the timing of the settlement of Vested Share Units to a date other than a date within 30 days following the Issue Date. For these purposes the Issue Date will be the same as the Vesting Date.

4. ~~3.~~ Modification to Corporate Transaction Provisions. Notwithstanding the language of Section 10.1 of the Plan, any Award of Share Units that has not previously vested will accelerate and become vested in connection with a Corporate Transaction that occurs before the Participant has experienced a Termination, unless specifically provided otherwise in the Grant Agreement. Similarly, in the event of a proposed dissolution or liquidation of the Company, as described in Section 10.4, a Share Unit that has not previously become a Vested Share Unit will terminate immediately, and will not be accelerated as to vesting, unless otherwise provided in the Grant Agreement.

5. ~~4.~~ Modification to Amendment or Termination of Plan. Section 12.1(c) is modified to eliminate the Board’s discretionary authority, with respect to U.S. Participants, to unilaterally accelerate the vesting events associated with Awards. In addition, the Plan, as it applies to U.S. Participants, is intended to qualify as a “short-term deferral,” as defined in the Treasury Regulations issued under Code Section 409A. The Company will interpret the Plan to reach that result, and retains the right to modify the Plan or any Grant Agreement, as necessary, to retain the characterization as a short-term deferral arrangement under Code Section 409A.